Filed by: Visa Inc.

Visa Canada Association

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Visa Inc.

(Commission File No. 333-143966)

September 13, 2007

Dear Member:

RE:	General Meeting of Visa Canada Association Members relating to the Proposed Restructuring

Your board of directors (the “Board”) and the boards of directors of Visa International Service Association, Visa U.S.A. Inc. and Visa Europe Limited have approved an amended and restated global restructuring agreement dated as of August 24, 2007, by and among Visa Inc., Visa International Service Association, Visa U.S.A. Inc., Visa Europe Limited, and Visa Canada Association (the “Association”), Inovant LLC, Inovant, Inc., Visa Europe Services, Inc., Visa International Transition LLC, VI Merger Sub, Inc., Visa U.S.A. Merger Sub Inc., and 1734313 Ontario Inc. (the “Global Restructuring Agreement”) that contemplates a restructuring (the “Restructuring”) to be effected through a series of transactions by which Visa International Service Association, Visa U.S.A. Inc. and the Association will become subsidiaries of a Delaware stock corporation, Visa Inc. The Board and the boards of directors of each of Visa International Service Association and Visa U.S.A. Inc. recommend that its respective members vote to approve the Restructuring.

In connection with the Restructuring, Visa Inc. has filed a registration statement on Form S-4 with the United States Securities and Exchange Commission (the “SEC”) containing a proxy statement-prospectus (the “Proxy Statement-Prospectus”), a final copy of which will be forwarded to you when declared effective by the SEC. When you receive it, the Board encourages you to review the Proxy Statement-Prospectus as it contains information which you may find important in considering the Restructuring. The Board refers you particularly to those sections of the Proxy Statement-Prospectus which will describe the Canadian portion of the Restructuring in some detail (including information with respect to voting levels required at the Meeting (as defined below)). Please note that if the Restructuring is successful, you will receive the approximate number of shares of Class Canada Common Stock of Visa Inc. set forth in the enclosed form of proxy. The Proxy Statement-Prospectus is being prepared by Visa Inc. and not by the Association. Consequently, the accuracy of its contents is the responsibility of Visa Inc. and not the Association.

Additional information and where you can find it:

In connection with the Restructuring, Visa Inc. has filed and will be filing documents regarding the proposed transaction with the SEC, including a registration statement on Form S-4 containing a proxy statement-prospectus. The Board urges members to read the definitive proxy statement-prospectus and any other relevant documents regarding the Restructuring carefully and in their entirety when they become available because they contain important information about the Restructuring. You may obtain copies of any of these documents filed with the SEC that contain information about the Restructuring free of charge at the Web site maintained by the SEC at www.sec.gov or from D.F. King & Co., Inc. at 48 Wall Street, New York, NY 10005.

In connection with the general meeting (the “Meeting”) of members of the Association relating to the Restructuring, please find enclosed the formal notice calling the Meeting and the following associated supporting materials:

(i)	texts of the following:

(a)	members’ resolution adopting and approving the Global Restructuring Agreement;

(b)	Special By-Law “G-1” of the Association (together with the members’ resolution relating thereto), which Special By-Law repeals the existing by-laws of the Association in their entirety without in any way derogating from or affecting any or all acts and things done or carried out under or pursuant to the authority conferred by the said by-laws and replacing them with a new By-Law One, such repeal eliminating from the by-laws of the Association “commercial rights” of the Association’s members (which are replaced by, and set forth in, the Canadian Services Agreement (as defined in the Global Restructuring Agreement)) and permitting the transfer of membership interests in the Association to Visa Inc. or to a wholly-owned subsidiary of Visa Inc.;

(c)	members’ resolution approving an Application for Supplementary Letters Patent pursuant to the Corporations Act (Ontario) to amend the Letters Patent of the Association to permit membership interests in the Association to be transferred to Visa Inc. or to a wholly-owned subsidiary of Visa Inc. (“SLPs – Transferability”);

(d)	members’ resolution approving an Application for Supplementary Letters Patent pursuant to the Corporations Act (Ontario) to amend the Letters Patent of the Association in respect of the conversion (the “Conversion”) of the Association from a non-share capital corporation to a share capital corporation governed by the Business Corporations Act (Ontario) and change the name of the Association to Visa Canada Inc. (“SLPs – Conversion”);

(e)	members’ resolution approving an application for a Certificate of Amendment (the “Conversion Amendment”) to conform its Articles to the provisions of the Business Corporations Act (Ontario) following the issuance of the SLPs—Conversion; and

(f)

members’ resolution approving the amalgamation of the Association (the “Amalgamation”), upon it becoming a corporation subject to the Business Corporations Act (Ontario), with 1734313 Ontario Inc., and the amalgamation agreement (the “Amalgamation Agreement”) among the Association, 1734313 Ontario Inc. and Visa Inc. setting out the terms and means of effecting the Amalgamation;

(ii)	the form of proxy (the “Proxy”) relating to the Meeting;

(iii)	SLPs—Transferability;

(iv)	in respect of the Conversion:

(a)	SLPs—Conversion;

(b)	application for the Conversion Amendment; and

(c)	the by-law of the Association to be effective following the Conversion; and

(v)	the Amalgamation Agreement.

The Global Restructuring Agreement and the Visa Inc. 2007 Equity Incentive Compensation Plan to be considered for approval at the Meeting will be found in Annex A and Annex K, respectively, to the Proxy Statement-Prospectus to be delivered to you before the Meeting.

In addition to the foregoing materials, the Board also wishes to provide you with copies of the following Special By-Laws recently enacted by the Board, which you are called upon to confirm at the Meeting:

(i)	Special By-Law “F-1” of the Association (together with the members’ resolution relating thereto), such Special By-Law having been enacted by the Board on May 31, 2007, and amending the by-laws of the Association to permit Nonmember Plus Participants (as defined in By-Law One of the Association) wider access to confidential documents of the Association; and

(ii)	Special By-Law “H-1” of the Association (together with the members’ resolution relating thereto), such Special By-Law having been enacted by the Board on July 9, 2007, and amending the by-laws of the Association to facilitate the transition of Chargex Ltd. back to its owners.

Your financial institution is entitled to vote at the Meeting, and a Proxy is included herewith. The Proxy should be completed and signed, but need not be under seal, and must be deposited with the Secretary of the Association, in accordance with Section 9.08 of Article 9 of By-Law One of the Association.

The Board believes that the Restructuring will enable the Association to compete more effectively and better serve its customers by streamlining decision making, facilitating business growth and enhancing its ability to coordinate business on a global basis, while preserving its existing competitive advantages, such as strong local market relationships, expertise and execution. In addition, the Board believes that the Restructuring will enable the Association to facilitate a common, global approach, where appropriate, to the legal, regulatory and competitive issues arising in today’s marketplace, while also presenting an opportunity to increase operational efficiency.

The Board hopes it can count on your support during one of the most exciting times in Visa’s history.

Sincerely,

/s/ Dave McKay
Dave McKay
Chairman, Visa Canada Association

Encls.

VISA CANADA ASSOCIATION

INSTRUMENT OF PROXY

KNOW ALL MEN BY THESE PRESENTS that the undersigned member of

VISA CANADA ASSOCIATION

(the “Association”)

hereby nominates, constitutes and appoints                                           or, failing him/her,                                           or, failing him/her, Derek Fry, the attorney and proxy of the undersigned, to attend, vote and act at the general meeting of members of the Association to be held on the 24th day of September, 2007, and at any adjournment or adjournments of said meeting, with all the powers which the undersigned could exercise if personally present and with the power of substitution; provided, however, that without limiting the general authorization and power hereby given, the attorney and proxy named above is specifically directed to vote for or against as specified below; the undersigned hereby ratifying and confirming all that the attorney and proxy may do in the premises:

1.	FOR ☐ OR AGAINST ☐ the resolution adopting and approving the amended and restated global restructuring agreement dated as of August 24, 2007, by and among Visa Inc., Visa International Service Association, Visa U.S.A. Inc., Visa Europe Limited, the Association, Inovant LLC, Inovant, Inc., Visa Europe Services, Inc., Visa International Transition LLC, VI Merger Sub, Inc., Visa U.S.A. Merger Sub Inc., and 1734313 Ontario Inc. (the “Global Restructuring Agreement”);

2.	FOR ☐ OR AGAINST ☐ the resolution confirming Special By-Law “F-1” of the Association, such Special By-Law having been enacted by the board of directors of the Association on May 31, 2007, and amending the by-laws of the Association to permit Nonmember Plus Participants (as defined in By-Law One of the Association) wider access to confidential documents of the Association;

3.	FOR ☐ OR AGAINST ☐ the resolution confirming Special By-Law “H-1” of the Association, such Special By-Law having been enacted by the board of directors of the Association on July 9, 2007, and amending the by-laws of the Association to facilitate the transition of Chargex Ltd. back to its owners;

4.	FOR ☐ OR AGAINST ☐ the resolution confirming Special By-Law “G-1” of the Association, such Special By-Law to be enacted by the board of directors of the Association on September 13, 2007, and repealing the existing by-laws of the Association in their entirety without in any way derogating from or affecting any or all acts and things done or carried out under or pursuant to the authority conferred by the said by-laws and replacing them with a new By-Law One, such repeal eliminating from the by-laws of the Association “commercial rights” of the Association’s members and permitting transfers of membership interests in the Association to Visa Inc. or to a wholly-owned subsidiary of Visa Inc.;

5.	FOR ☐ OR AGAINST ☐ the resolution approving an Application for Supplementary Letters Patent pursuant to the Corporations Act (Ontario) to amend the Letters Patent of the Association to permit membership interests in the Association to be transferred to Visa Inc. or a wholly-owned subsidiary of Visa Inc.;

6.	FOR ☐ OR AGAINST ☐ the resolution approving an Application for Supplementary Letters Patent pursuant to the Corporations Act (Ontario) to amend the Letters Patent of the Association in respect of the conversion (the “Conversion”) of the Association from a non-share capital corporation to a share capital corporation governed by the Business Corporations Act (Ontario) and to change the name of the Association to Visa Canada Inc.;

7.	FOR ☐ OR AGAINST ☐ the resolution approving the application for a Certificate of Amendment to conform its Articles to the provisions of the Business Corporations Act (Ontario) following the issuance of the Supplementary Letters Patent relating to the Conversion;

8.	FOR ☐ OR AGAINST ☐ the resolution approving the amalgamation of the Association (the “Amalgamation”), upon it becoming a corporation subject to the Business Corporations Act (Ontario), with 1734313 Ontario Inc., and the amalgamation agreement among the Association, 1734313 Ontario Inc. and Visa Inc. setting out the terms and means of effecting the Amalgamation; and

9.	FOR ☐ OR AGAINST ☐ the resolution approving the Visa Inc. 2007 Equity Incentive Compensation Plan.

If the undersigned does not specify how its interest in the Association is to be voted in respect of the foregoing matters, the attorney and proxy will vote such interest in favour of such matters.

DATED the      day of             , 2007.

[•]

by:

and by:

Approximate number of shares of Class Canada Common Stock of Visa Inc. receivable if the Restructuring (as defined in the Global Restructuring Agreement) is successful: [•]

VISA CANADA ASSOCIATION

GENERAL MEETING OF MEMBERS

SEPTEMBER 24, 2007

INDEX

DOCUMENT	TAB
Notice of Meeting of the members of the Association	1

Members’ resolution adopting and approving the amended and restated global restructuring agreement dated as of August 24, 2007	2

Executed directors’ resolutions in writing dated June 13, 2007 concerning the final global restructuring agreement	3

Members’ resolution confirming Special By-Law “F-1”	4

Special By-Law “F-1” as enacted by the directors of the Association on May 31, 2007, and as referred to as Exhibit l in the aforesaid members’ resolution	5

Members’ resolution confirming Special By-Law “G-1”	6

Special By-Law “G-1” to be enacted by the directors of the Association and referred to as Exhibit l in the aforesaid members’ resolution including new By-Law One	7

Members’ resolution confirming Special By-Law “H-1”	8

Special By-Law “H-1” as enacted by the directors of the Association on July 9, 2007, and as referred to as Exhibit l in the aforesaid members’ resolution	9

Members’ resolution approving the Supplementary Letters Patent – Transferability	10

Form 3—Supplementary Letters Patent – Transferability	11

Members’ resolution approving the Supplementary Letters Patent – Conversion	12

Form 3—Supplementary Letters Patent – Conversion	13

Members’ resolution approving Articles of Amendment	14

Form 3—Articles of Amendment	15

Restated Articles of Incorporation relating to the conversion	16

Members’ resolution approving the amalgamation of Visa Canada Inc. and 1734313 Ontario Inc. and the amalgamation agreement relating thereto	17

Form 4—Articles of Amalgamation and Schedule “A” Solvency Statement	18

Members’ resolution approving the Visa Inc. 2007 Equity Incentive Compensation Plan	19

TAB 1

VISA CANADA ASSOCIATION

NOTICE IS HEREBY GIVEN that the general meeting of members of

VISA CANADA ASSOCIATION

(the “Association”)

will be held at the offices of the Association, 40 King Street West, Suite 3710, Toronto, Ontario on Monday, the 24th of September, 2007, at the hour of 1:00 p.m. for the purposes of:

1.	adopting and approving an amended and restated global restructuring agreement dated as of August 24, 2007, by and among Visa Inc., Visa International Service Association, Visa U.S.A. Inc., Visa Europe Limited, the Association, Inovant LLC, Inovant, Inc., Visa Europe Services, Inc., Visa International Transition LLC, VI Merger Sub, Inc., Visa U.S.A. Merger Sub Inc., and 1734313 Ontario Inc. (the “Global Restructuring Agreement”);

2.	confirming Special By-Law “F-1” of the Association, such Special By-Law having been enacted by the board of directors of the Association on May 31, 2007, and amending the by-laws of the Association to permit Nonmember Plus Participants (as defined in By-Law One of the Association) wider access to confidential documents of the Association;

3.	confirming Special By-Law “H-1” of the Association, such Special By-Law having been enacted by the board of directors of the Association on July 9, 2007, and amending the by-laws of the Association to facilitate the transition of Chargex Ltd. back to its owners;

4.	confirming Special By-Law “G-1” of the Association, such Special By-Law to be enacted by the board of directors of the Association on September 13, 2007, and repealing the existing by-laws of the Association in their entirety without in any way derogating from or affecting any or all acts and things done or carried out under or pursuant to the authority conferred by the said by-laws and replacing them with a new By-Law One, such repeal eliminating from the by-laws of the Association “commercial rights” of the Association’s members and permitting transfers of membership interests in the Association to Visa Inc. or to a wholly-owned subsidiary of Visa Inc.;

5.	approving an Application for Supplementary Letters Patent pursuant to the Corporations Act (Ontario) to amend the Letters Patent of the Association to permit the membership interests in the Association to be transferred to Visa Inc. or to a wholly-owned subsidiary of Visa Inc.;

6.

approving an Application for Supplementary Letters Patent pursuant to the Corporations Act (Ontario) to amend the Letters Patent of the Association in respect of the conversion (the “Conversion”) of the Association from a non-share capital corporation to a share capital corporation governed by the Business Corporations Act (Ontario) and to change the name of the Association to Visa Canada Inc.;

7.	approving an application for a Certificate of Amendment to conform its Articles to the provisions of the Business Corporations Act (Ontario) following the issuance of the Supplementary Letters Patent relating to the Conversion;

8.	approving the amalgamation of the Association (the “Amalgamation”), upon it becoming a corporation subject to the Business Corporations Act (Ontario), with 1734313 Ontario Inc., and the amalgamation agreement among the Association, 1734313 Ontario Inc. and Visa Inc. setting out the terms and means of effecting the Amalgamation;

9.	approving the Visa Inc. 2007 Equity Incentive Compensation Plan (as set forth in Annex K to the proxy statement-prospectus of Visa Inc. prepared and proposed to be filed by Visa Inc. with the United States Securities and Exchange Commission); and

10.	transacting such other business, if any, as may properly be brought before the meeting.

With respect to the Amalgamation, any dissenting shareholder of Visa Canada Inc. shall be entitled to be paid the fair value of the subject shares in accordance with Section 185 of the Business Corporations Act (Ontario), a copy of which is attached as Exhibit “A” hereto.

DATED the 13th day of September, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Mitchell S. Wolfe
Mitchell S. Wolfe
Senior Vice-President, General Counsel and Secretary

EXHIBIT “A”

SECTION 185, BUSINESS CORPORATIONS ACT (ONTARIO)

185.     (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

(e) sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1).

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170 (5) or (6). R.S.O. 1990, c. B.16, s. 185 (2).

One class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares. 2006, c. 34, Sched. B, s. 35.

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder’s right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (5).

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent. R.S.O. 1990, c. B.16, s. 185 (6).

Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185 (8).

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c. B.16, s. 185 (11).

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section. R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee. R.S.O. 1990, c. B.16, s. 185 (14).

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (15).

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c. B.16, s. 185 (16).

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (18).

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c. B.16, s. 185 (19).

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19). R.S.O. 1990, c. B.16, s. 185 (20).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined

(23) All dissenting (a) and (b)  shareholders who satisfy the conditions set out in clauses (22) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c. B.16, s. 185 (23).

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (25).

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b). R.S.O. 1990, c. B.16, s. 185 (26).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (28).

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c. B.16, s. 185 (29).

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990, c. B.16, s. 185 (30).

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).

TAB 2

AMENDED AND RESTATED GLOBAL RESTRUCTURING AGREEMENT

Upon motion duly made, seconded, and unanimously carried, it was

RESOLVED, that the Amended and Restated Global Restructuring Agreement dated as of August 24, 2007, (the “Amended and Restated GRA”) by and among Visa Inc., Visa International Service Association, Visa U.S.A. Inc., Visa Europe Limited, the Association, Inovant LLC, Inovant, Inc., Visa Europe Services, Inc., Visa International Transition LLC, VI Merger Sub, Inc., Visa U.S.A. Merger Sub Inc., and 1734313 Ontario Inc. (the “Parties”) concerning the restructuring of the Visa enterprise—the worldwide electronic payments organization operated by the Parties (the “Restructuring”)—is hereby adopted and approved;

And be it further

RESOLVED, that the Restructuring is hereby approved and adopted;

And be it further

RESOLVED, that each of the other transactions contemplated by the Amended and Restated GRA is hereby approved and adopted on the terms and conditions set out therein.

TAB 3

VISA Canada Association

Board of Directors

Toronto, Canada

13 June 2007

Visa Canada Board Resolutions Related to the Restructuring

Global Restructuring Agreement

WHEREAS, by resolution adopted on June 11, 2007, the Board of Directors determined and declared its agreement in principle to the transactions contemplated by the draft Global Restructuring Agreement (the “Global Restructuring Agreement”), among (i) the Corporation, (ii) Visa International Service Association, a Delaware non-stock corporation (“Visa International”), (iii) Visa Inc., a Delaware corporation (“Visa Inc.”), (iv) Visa Europe Limited, a company registered in England and Wales (“Visa Europe”), (v) Visa U.S.A. Inc., a Delaware non-stock corporation (“Visa U.S.A.”), (vi), Inovant, LLC, a Delaware limited liability company, (vii) Inovant, Inc., a Delaware corporation, (viii) Visa Europe Services, Inc., a Delaware corporation, (ix) Visa International Transition LLC, a Delaware limited liability company, (x) VI Merger Sub, Inc., a Delaware non-stock corporation, (xi) Visa USA Merger Sub, Inc., a Delaware non-stock corporation and (xii) 1734313 Ontario Inc., an Ontario corporation as it was presented to the Visa Canada Board of Directors on 7 June, 2007 subject to the changes to the Global Restructuring Agreement as outlined in Attachment 1 to the resolution and Attachment 2 to the resolution and approval by the Board of Directors of the final forms of Global Restructuring Agreement together with all annexes, schedules and exhibits thereto and the authorization by the Board of Directors of the execution and delivery of the same;

WHEREAS, capitalized terms used and not otherwise defined herein shall have their respective meanings as defined in Annex I to the Global Restructuring Agreement;

WHEREAS, a substantially final draft of the Global Restructuring Agreement, together with each of the Annexes, Schedules and Exhibits thereto, the draft versions of which are listed in Attachment A annexed hereto, as such drafts are amended by the changes set out in the List of Errata, Modifications and Additions thereto dated June 12, 2007, annexed hereto and Attachment 1 to the 11 June 2007 resolution of the Visa Canada Board, annexed hereto (such substantially final form of Global Restructuring Agreement as amended to reflect such errata, modifications and additions, the “Final Global Restructuring Agreement”), have been presented to and reviewed by the Board of Directors prior to the adoption of these resolutions;

WHEREAS, the Board of Directors has determined that it is advisable and fair to and in the best interests of the Corporation and its members that the Corporation execute and deliver the Final Global Restructuring Agreement and; subject to the satisfaction or waiver of each of the Restructuring Conditions, consummate the Restructuring and each of the other transactions contemplated by the Global Restructuring Agreement; and the Board unanimously

RESOLVED:

THAT, after due and careful deliberation, the Board of Directors hereby determines and declares that the execution and delivery by the Corporation of the Final Global Restructuring Agreement and, subject to the satisfaction or waiver of each of the Restructuring Conditions (including, without limitation, obtaining Visa Canada Member Approval), the consummation of the Restructuring and each of the other transactions contemplated by the Final Global Restructuring Agreement on the terms and conditions set out therein, are advisable and fair to and in the best interests of the Corporation and its members;

THAT the Chairman and the President, acting together, are hereby authorized, empowered and directed to execute and deliver on behalf of the Corporation the Final Global Restructuring Agreement;

THAT the Corporation is hereby directed to submit the Final Global Restructuring Agreement for approval and adoption by the members of the Corporation entitled to vote thereon and the Board of Directors hereby recommends that the members of the Corporation approve and adopt the Final Global Restructuring Agreement, the Restructuring, and each of the other transactions contemplated by the Final Global Restructuring Agreement on the terms and conditions set out therein;

THAT, upon the Restructuring Conditions being satisfied, including the Visa Canada Member Approval being obtained, the Corporation is hereby authorized, empowered and directed to take any and all other actions as may be necessary or desirable to give effect to the Restructuring, and the other transactions contemplated by the Global Restructuring Agreement; and

THAT any amendment, modification, restatement or waiver (including any waiver of any of the Restructuring Conditions) of, or supplement or restatement to, the Final Global Restructuring Agreement or any Annex, Exhibit or Schedule thereto, by or on behalf of the Corporation is expressly subject to the prior approval of the Board of Directors.

/s/ Rob Abele
Rob Abele	Alberta Cefis

Jason Farris	Derek Fry

Cheryl Longo	Dave McKay

Paul Vessey	Jean Yelle

2

RESOLVED:

THAT, after due and careful deliberation, the Board of Directors hereby determines and declares that the execution and delivery by the Corporation of the Final Global Restructuring Agreement and, subject to the satisfaction or waiver of each of the Restructuring Conditions (including, without limitation, obtaining Visa Canada Member Approval), the consummation of the Restructuring and each of the other transactions contemplated by the Final Global Restructuring Agreement on the terms and conditions set out therein, are advisable and fair to and in the best interests of the Corporation and its members;

THAT the Chairman and the President, acting together, are hereby authorized, empowered and directed to execute and deliver on behalf of the Corporation the Final Global Restructuring Agreement;

THAT the Corporation is hereby directed to submit the Final Global Restructuring Agreement for approval and adoption by the members of the Corporation entitled to vote thereon and the Board of Directors hereby recommends that the members of the Corporation approve and adopt the Final Global Restructuring Agreement, the Restructuring, and each of the other transactions contemplated by the Final Global Restructuring Agreement on the terms and conditions set out therein;

THAT, upon the Restructuring Conditions being satisfied, including the Visa Canada Member Approval being obtained, the Corporation is hereby authorized, empowered and directed to take any and all other actions as may be necessary or desirable to give effect to the Restructuring and the other transactions contemplated by the Global Restructuring Agreement; and

THAT any amendment, modification, restatement or waiver (including any waiver of any of the Restructuring Conditions) of, or supplement or restatement to, the Final Global Restructuring Agreement or any Annex, Exhibit or Schedule thereto, by or on behalf of the Corporation is expressly subject to the prior approval of the Board of Directors.

/s/ Alberta Cefis
Rob Abele	Alberta Cefis

Jason Farris	Derek Fry

Cheryl Longo	Dave McKay

Paul Vessey	Jean Yelle

2

RESOLVED:

THAT, after due and careful deliberation, the Board of Directors hereby determines and declares that the execution and delivery by the Corporation of the Final Global Restructuring Agreement and, subject to the satisfaction or waiver of each of the Restructuring Conditions (including, without limitation, obtaining Visa Canada Member Approval), the consummation of the Restructuring and each of the other transactions contemplated by the Final Global Restructuring Agreement on the terms and conditions set out therein, are advisable and fair to and in the best interests of the Corporation and its members;

THAT the Chairman and the President, acting together, are hereby authorized, empowered and directed to execute and deliver on behalf of the Corporation the Final Global Restructuring Agreement;

THAT the Corporation is hereby directed to submit the Final Global Restructuring Agreement for approval and adoption by the members of the Corporation entitled to vote thereon and the Board of Directors hereby recommends that the members of the Corporation approve and adopt the Final Global Restructuring Agreement, the Restructuring, and each of the other transactions contemplated by the Final Global Restructuring Agreement on the terms and conditions set out therein;

THAT, upon the Restructuring Conditions being satisfied, including the Visa Canada Member Approval being obtained, the Corporation is hereby authorized, empowered and directed to take any and all other actions as may be necessary or desirable to give effect to the Restructuring and the other transactions contemplated by the Global Restructuring Agreement; and

THAT any amendment, modification, restatement or waiver (including any waiver of any of the Restructuring Conditions) of, or supplement or restatement to, the Final Global Restructuring Agreement or any Annex, Exhibit or Schedule thereto, by or on behalf of the Corporation is expressly subject to the prior approval of the Board of Directors.

Rob Abele	Alberta Cefis

/s/ Jason Farris
Jason Farris	Derek Fry

Cheryl Longo	Dave McKay

Paul Vessey	Jean Yelle

2

RESOLVED:

THAT, after due and careful deliberation, the Board of Directors hereby determines and declares that the execution and delivery by the Corporation of the Final Global Restructuring Agreement and, subject to the satisfaction or waiver of each of the Restructuring Conditions (including, without limitation, obtaining Visa Canada Member Approval), the consummation of the Restructuring and each of the other transactions contemplated by the Final Global Restructuring Agreement on the terms and conditions set out therein, are advisable and fair to and in the best interests of the Corporation and its members;

THAT the Chairman and the President, acting together, are hereby authorized, empowered and directed to execute and deliver on behalf of the Corporation the Final Global Restructuring Agreement;

THAT the Corporation is hereby directed to submit the Final Global Restructuring Agreement for approval and adoption by the members of the Corporation entitled to vote thereon and the Board of Directors hereby recommends that the members of the Corporation approve and adopt the Final Global Restructuring Agreement, the Restructuring, and each of the other transactions contemplated by the Final Global Restructuring Agreement on the terms and conditions set out therein;

THAT, upon the Restructuring Conditions being satisfied, including the Visa Canada Member Approval being obtained, the Corporation is hereby authorized, empowered and directed to take any and all other actions as may be necessary or desirable to give effect to the Restructuring and the other transactions contemplated by the Global Restructuring Agreement; and

THAT any amendment, modification, restatement or waiver (including any waiver of any of the Restructuring Conditions) of, or supplement or restatement to, the Final Global Restructuring Agreement or any Annex, Exhibit or Schedule thereto, by or on behalf of the Corporation is expressly subject to the prior approval of the Board of Directors.

Rob Abele	Alberta Cefis

/s/ Derek Fry
Jason Farris	Derek Fry

Cheryl Longo	Dave McKay

Paul Vessey	Jean Yelle

2

RESOLVED:

THAT, after due and careful deliberation, the Board of Directors hereby determines and declares that the execution and delivery by the Corporation of the Final Global Restructuring Agreement and, subject to the satisfaction or waiver of each of the Restructuring Conditions (including, without limitation, obtaining Visa Canada Member Approval), the consummation of the Restructuring and each of the other transactions contemplated by the Final Global Restructuring Agreement on the terms and conditions set out therein, are advisable and fair to and in the best interests of the Corporation and its members;

THAT the Chairman and the President, acting together, are hereby authorized, empowered and directed to execute and deliver on behalf of the Corporation the Final Global Restructuring Agreement;

THAT the Corporation is hereby directed to submit the Final Global Restructuring Agreement for approval and adoption by the members of the Corporation entitled to vote thereon and the Board of Directors hereby recommends that the members of the Corporation approve and adopt the Final Global Restructuring Agreement, the Restructuring, and each of the other transactions contemplated by the Final Global Restructuring Agreement on the terms and conditions set out therein;

THAT, upon the Restructuring Conditions being satisfied, including the Visa Canada Member Approval being obtained, the Corporation is hereby authorized, empowered and directed to take any and all other actions as may be necessary or desirable to give effect to the Restructuring and the other transactions contemplated by the Global Restructuring Agreement; and

THAT any amendment, modification, restatement or waiver (including any waiver of any of the Restructuring Conditions) of, or supplement or restatement to, the Final Global Restructuring Agreement or any Annex, Exhibit or Schedule thereto, by or on behalf of the Corporation is expressly subject to the prior approval of the Board of Directors.

Rob Abele	Alberta Cefis

Jason Farris	Derek Fry

/s/ Cheryl Longo
Cheryl Longo	Dave McKay

Paul Vessey	Jean Yelle

2

RESOLVED:

THAT, after due and careful deliberation, the Board of Directors hereby determines and declares that the execution and delivery by the Corporation of the Final Global Restructuring Agreement and, subject to the satisfaction or waiver of each of the Restructuring Conditions (including, without limitation, obtaining Visa Canada Member Approval), the consummation of the Restructuring and each of the other transactions contemplated by the Final Global Restructuring Agreement on the terms and conditions set out therein, are advisable and fair to and in the best interests of the Corporation and its members;

THAT the Chairman and the President, acting together, are hereby authorized, empowered and directed to execute and deliver on behalf of the Corporation the Final Global Restructuring Agreement;

THAT the Corporation is hereby directed to submit the Final Global Restructuring Agreement for approval and adoption by the members of the Corporation entitled to vote thereon and the Board of Directors hereby recommends that the members of the Corporation approve and adopt the Final Global Restructuring Agreement, the Restructuring, and each of the other transactions contemplated by the Final Global Restructuring Agreement on the terms and conditions set out therein;

THAT, upon the Restructuring Conditions being satisfied, including the Visa Canada Member Approval being obtained, the Corporation is hereby authorized, empowered and directed to take any and all other actions as may be necessary or desirable to give effect to the Restructuring and the other transactions contemplated by the Global Restructuring Agreement; and

THAT any amendment, modification, restatement or waiver (including any waiver of any of the Restructuring Conditions) of, or supplement or restatement to, the Final Global Restructuring Agreement or any Annex, Exhibit or Schedule thereto, by or on behalf of the Corporation is expressly subject to the prior approval of the Board of Directors.

Rob Abele	Alberta Cefis

Jason Farris	Derek Fry

/s/ Dave McKay
Cheryl Longo	Dave McKay

Paul Vessey	Jean Yelle

RESOLVED:

THAT, after due and careful deliberation, the Board of Directors hereby determines and declares that the execution and delivery by the Corporation of the Final Global Restructuring Agreement and, subject to the satisfaction or waiver of each of the Restructuring Conditions (including, without limitation, obtaining Visa Canada Member Approval), the consummation of the Restructuring and each of the other transactions contemplated by the Final Global Restructuring Agreement on the terms and conditions set out therein, are advisable and fair to and in the best interests of the Corporation and its members;

THAT the Chairman and the President, acting together, are hereby authorized, empowered and directed to execute and deliver on behalf of the Corporation the Final Global Restructuring Agreement;

THAT the Corporation is hereby directed to submit the Final Global Restructuring Agreement for approval and adoption by the members of the Corporation entitled to vote thereon and the Board of Directors hereby recommends that the members of the Corporation approve and adopt the Final Global Restructuring Agreement, the Restructuring, and each of the other transactions contemplated by the Final Global Restructuring Agreement on the terms and conditions set out therein;

THAT, upon the Restructuring Conditions being satisfied, including the Visa Canada Member Approval being obtained, the Corporation is hereby authorized, empowered and directed to take any and all other actions as may be necessary or desirable to give effect to the Restructuring and the other transactions contemplated by the Global Restructuring Agreement; and

THAT any amendment, modification, restatement or waiver (including any waiver of any of the Restructuring Conditions) of, or supplement or restatement to, the Final Global Restructuring Agreement or any Annex, Exhibit or Schedule thereto, by or on behalf of the Corporation is expressly subject to the prior approval of the Board of Directors.

Rob Abele	Alberta Cefis

Jason Farris	Derek Fry

Cheryl Longo	Dave McKay

/s/ Paul Vessey
Paul Vessey	Jean Yelle

2

RESOLVED:

THAT, after due and careful deliberation, the Board of Directors hereby determines and declares that the execution and delivery by the Corporation of the Final Global Restructuring Agreement and, subject to the satisfaction or waiver of each of the Restructuring Conditions (including, without limitation, obtaining Visa Canada Member Approval), the consummation of the Restructuring and each of the other transactions contemplated by the Final Global Restructuring Agreement on the terms and conditions set out therein, are advisable and fair to and in the best interests of the Corporation and its members;

THAT the Chairman and the President, acting together, are hereby authorized, empowered and directed to execute and deliver on behalf of the Corporation the Final Global Restructuring Agreement;

THAT the Corporation is hereby directed to submit the Final Global Restructuring Agreement for approval and adoption by the members of the Corporation entitled to vote thereon and the Board of Directors hereby recommends that the members of the Corporation approve and adopt the Final Global Restructuring Agreement, the Restructuring, and each of the other transactions contemplated by the Final Global Restructuring Agreement on the terms and conditions set out therein;

THAT, upon the Restructuring Conditions being satisfied, including the Visa Canada Member Approval being obtained, the Corporation is hereby authorized, empowered and directed to take any and all other actions as may be necessary or desirable to give effect to the Restructuring and the other transactions contemplated by the Global Restructuring Agreement; and

THAT any amendment, modification, restatement or waiver (including any waiver of any of the Restructuring Conditions) of, or supplement or restatement to, the Final Global Restructuring Agreement or any Annex, Exhibit or Schedule thereto, by or on behalf of the Corporation is expressly subject to the prior approval of the Board of Directors.

Rob Abele	Alberta Cefis

Jason Farris	Derek Fry

Cheryl Longo	Dave McKay

/s/ Jean Yelle
Paul Vessey	Jean Yelle

2

Attachment A

VISA CANADA

GLOBAL RESTRUCTURING AGREEMENT

List of Schedules and Exhibits

Name of Schedule / Exhibit		Date of last draft
Global Restructuring Agreement		June 6
Schedules:
5.1(h)	Required Consents	n/a
5.1(i)	Form of Visa Europe Queen’s Counsel Opinion	June 6
1-A	Net Fees/Total Volumes—Visa AP	June 6—included in GRA draft
1-B	Net Fees/Total Volumes—Visa LAC	June 6—included in GRA draft
1-C	Net Fees/Total Volumes—Visa CEMEA	June 6—included in GRA draft

Exhibits:
A	Loss Sharing Agreement	June 6
B	Interchange Judgment Sharing Agreement	June 6
C	Amex Judgment Sharing Agreement	June 2
D	Escrow Agreement	June 8
E	Form of First Restated Visa International By-Laws	June 6
F	Form of First Restated Visa USA By-Laws	June 6
G	Form of First Restated Visa USA Certificate of Incorporation	June 2
H	Form of First Restated Visa Canada By-Laws	June 6

I	Form of Framework Agreement	June 6
J	Form of Visa Europe Put-Call Option Agreement	June 6
K	Form of Restated Visa Inc. Certificate of Incorporation	June 6
L	Form of Visa Inc. Audit Committee Charter	June 2
M	Form of Visa Inc. Nominating Committee Charter	June 2
N	Form of Visa Inc. Compensation Committee Charter	June 2
O	Form of Litigation Management Agreement	June 6
P	Form of Visa International Certificate of Merger	June 2
Q	Form of Second Restated Visa International By-Laws	June 6
R	Form of Restated LLC Agreement of VI LLC	n/a
S	Form of VI LLC Certificate of Merger	June 2
T	Form of Restated Visa Inc. By-Laws	June 2
U	Form of Visa USA Certificate of Merger	June 2/Annex 1—June 6
V	Form of Second Restated Visa USA By-Laws	June 6
W	Form of Visa Canada Amalgamation Agreement	Doc# 1280218\7
X	Form of Visa Canada Articles of Amalgamation	Distributed separately
Y	Form of Inovant US Holdco Certificate of Merger	June 2
Z	Form of VE Articles of Association Amendments	June 6

AA	Form of Accountant Attestation	June 6—included in GRA draft
BB	Form of Officer’s Certificate	June 6—included in GRA draft
CC	Form of Amendment to Tax Indemnification Agreement	June 2
DD	Form of Amendment to Tax Deed	June 2
EE	Form of Amendment to Trust Agreement	June 2
FF	Form of Quarterly Statement	June 6—included in GRA draft
Form of White & Case opinion		June 6

Attachment I

The following sections of the Global Restructuring Agreement shall be revised to read as follows:

Section 2.1(f)

subject to agreement of the definitive terms thereof in accordance with Section 4.15 hereof, cause Visa Canada, Visa International and Visa Inc. to enter into a service agreement (the “Visa-Canada Regional Services Agreement”), to evidence, continue and restate the existing commercial rights which form part of the membership interest of Visa Canada in Visa International and, cause Visa Canada to surrender to Visa International its membership interest in Visa International;

Section 2.2(e)

Canadian Services Agreement. subject to agreement of the definitive terms thereof in accordance with Section 4.15 hereof, cause Visa Canada to offer to its members the opportunity to enter into a Services Agreement with Visa Canada in substantially the form agreed pursuant to Section 4.15 to evidence, consolidate and restate the continuation of the existing commercial rights of Visa Canada members (each, a “Canadian Services Agreement”);

Section 2.2(f)

Canadian Trade Mark Agreement. subject to agreement of the definitive terms thereof in accordance with Section 4.15 hereof, cause Visa International and Visa Canada to offer to members of Visa Canada the opportunity to enter into trade mark agreements with Visa Canada and Visa International in substantially the forms agreed pursuant to Section 4.15 to evidence, consolidate and restate the continuation of the existing trade mark rights of Visa Canada members (each a “Canadian Trade Mark Agreement”);

Section 2.2(g)

Canadian Support Agreement. subject to agreement of the definitive terms thereof in accordance with Section 4.15 hereof, cause Visa Inc. to offer to Visa Canada members the opportunity to enter into a support agreement with Visa Inc. in substantially the form agreed pursuant to Section 4.15 under which Visa Inc. agrees to support the obligations of Visa Canada pursuant to each Canadian Services Agreement (the “Canadian Support Agreement”);

Section 4.15

Canada Transaction Documents. Each of Visa Inc. and Visa International, on the one hand, and Visa Canada, on the other hand, hereby covenants and agrees to cooperate in good faith and use its respective commercially reasonable efforts to negotiate, as promptly as practicable after the date hereof forms that are mutually acceptable of (i) the Visa Canada Regional Services Agreement evidencing, continuing and restating the existing commercial rights of Visa Canada with such amendments as are necessary to enable Visa Canada to enter into the Canadian Services Agreements with each member of Visa Canada, (ii) Canadian Services Agreement to evidence, consolidate and restate the continuation of the existing commercial rights of Visa Canada members from and after the Restructuring Closing, (iii) the Canadian Trade Mark Agreements to evidence, continue and restate the existing trade mark rights of Visa Canada and Visa Canada members and, (iv) the Support Agreement between Visa Inc. and Visa Canada members, supporting the obligations of Visa Canada pursuant to each Canadian Services Agreement (such contracts, if any, collectively with the Visa Canada Regional Services Agreement, each Canadian Services Agreement, each Canadian Trade Mark Agreement and the Canadian Support Agreement, the “Canada Transaction Documents”);

Section 6.1(e)

By the mutual written consent of Visa Inc., Visa International, Visa USA and Visa Europe at any time after 1 October 2007 if the definitive form of each of the Canada Transaction Documents has not been mutually agreed prior to such date in accordance with Section 4.15;

Schedule 4.15 to Global Restructuring Agreement—is to be deleted

Project Atlas—Definitive Agreements

List of Errata, Modifications and Additions

As of June 12,2007

Document / Section Reference	Modification	Purpose
Global Restructuring Agreement:

Fifth Recital	Delete clauses (i), (ii) and (iv)	Reflect the fact that the LSA, Interchange JSA and Escrow Agreement will not be signed contemporaneously with GRA.

Section 2.1(a)	Add as new paragraph (a): “cause (i) Visa USA, Visa International, Visa Inc., and the other parties thereto to enter into a Loss Sharing Agreement, substantially in the form attached hereto as Exhibit B (the “Loss Sharing Agreement”), (ii) Visa USA and the other parties thereto to enter into an Interchange Judgment Sharing Agreement substantially in the form attached hereto as Exhibit C (the “Interchange Judgment Sharing Agreement”) and (iii) Visa Inc., Visa USA and the escrow agent named therein (the “Escrow Agent”) to enter into an Escrow Agreement substantially in the form attached as Exhibit D hereto (the “Escrow Agreement”).”	Reflect the fact that the LSA, Interchange JSA and Escrow Agreement will not be signed contemporaneously with GRA.

Section 2.l(f)	Existing Section 2.1(f) will be replaced with the following: “subject to the definitive terms thereof in accordance with Section 4.15 hereof, cause Visa Canada, Visa International and Visa Inc. to enter into a service agreement (the “Visa Canada Regional Services Agreement”), to evidence, continue and restate the existing commercial rights which form part of the membership interest of Visa Canada in Visa International, and cause Visa Canada to surrender to Visa International its membership interest in Visa International.”	Reflects business agreement with Visa Canada.

Document / Section Reference	Modification	Purpose
Section 2.2(e), (f) and (g)

The following will be added as new Sections 2.2(e), (f) and (g):

“(e) Canadian Services Agreement. subject to agreement of the definitive terms thereof in accordance with Section 4.15 hereof, cause Visa Canada to offer to its members the opportunity to enter into a Services Agreement with Visa Canada in substantially the form agreed pursuant to Section 4. 15, to evidence, consolidate and restate the continuation of the existing commercial rights of Visa Canada members (each, a “Canadian Services Agreement”):

(f) Canadian Trade Mark Agreement subject to agreement of the definitive terms thereof in accordance with Section 4.15 hereof, cause Visa International and Visa Canada to offer to members of Visa Canada the opportunity to enter into trade mark agreements with Visa Canada and Visa International in substantially the forms agreed pursuant to Section 4.15, to evidence, consolidate and restate the continuation of the existing trade mark rights of Visa Canada members (each, a “Canadian Trade Mark Agreement”); and

(g) Canadian Support Agreement subject to agreement of the definitive terms thereof in accordance with Section 4.15 hereof, cause Visa Inc. to offer to Visa Canada members the opportunity to enter into a support agreement with Visa Inc. in substantially the form agreed pursuant to Section 4.15, under which Visa Inc. agrees to support the obligations of Visa Canada pursuant to each Canadian Services Agreement (the “Canadian Support Agreement”).

Section 2.4(a)	First sentence to be re-written as: “As promptly as practicable after the Visa International Merger Effective Time, the Board of Directors of VI LLC shall cause the existing Limited Liability Company Agreement of VI LLC (the “Existing LLC Agreement of VI LLC”) to be amended and restated, pursuant to and in accordance with the terms thereof, to read in its entirety substantially in the form attached hereto as Exhibit R …”	To address a comment from VE that the reallocation be taken by action of the Board of VI LLC.

Section 2.7(e)	The words “then a shareholder of Visa Canada” will be inserted after the words “and Visa Inc. shall issue to each Eligible Visa Canada Affiliated Member” in the 7th line of such Section.	Technical correction.

Section 2.8(d)	The following sentence will be added at the end of the paragraph: “Upon the Inovant US Holdco Merger Effective Time, the limited liability company agreement of Inovant shall be amended to provide that a member of Inovant’s interest therein shall be evidenced by a certificate issued to each member, and such certificates shall be issued to each of the members of Inovant.”	To address UK tax requirement that interests in Inovant be “certificated.”

Article III (lead in)	The phrase “(or, in the case of Visa Europe, within fourteen (14) days after)” shall be inserted after the words “prior to” in the second line of the first sentence of Article III.	Reflects agreement with VE.

Section 3.2(g)	The words “at a meeting duly called and held on June , 2007” will be deleted.	Technical change.

Document / Section Reference	Modification	Purpose
Section 3.3	The words “or as provided herein” will be inserted after the words “Disclosure Letter” in clause (c) of Section 3.3.	Technical change.

Section 3.4	First sentence to be re-written as: “The authorized and issued capitalization of each Party that is a legal entity other than a non-stock corporation (or, in the case of any Party that is a non-stock corporation, the members thereof that are entitled to vote with respect to the transactions contemplated hereby or are eligible to receive any Visa Inc. Common Stock in connection with the transactions contemplated by Article II hereof) will be set forth in separate letters delivered by each such Party (other than Visa Europe) to Visa Inc. within sixty (60) days after the date hereof.”	To address administrative concern that preparation of lists of all members and description of membership categories contemporaneously with execution of GRA is too burdensome.

Section 3.8	The words and “advise rendered to Visa Canada” will be inserted after the words “Visa Canada Fairness Opinion” in clause (iv) of Section 3.8.	Technical change.

Section 4.5(f)	Beginning of first sentence to re-written as “As promptly as practicable after the end of the fiscal quarter immediately preceding the estimated date of the initial filing of the S-1 Registration Statement with the SEC, as promptly as practicable after the end of each quarter thereafter until the S-1 Registration Statement shall have been declared effective by the SEC, Visa Inc. shall deliver…”	Conforming change to reflect changes in definition of Measuring Period agreed by CFOs.

Section 4.6	The following sentence will be added to the end of Section 4.6: “Without limiting the foregoing, Visa USA shall use its commercially reasonable efforts to obtain, as promptly as is practicable, the execution and delivery of each of the Loss Sharing Agreement and the Interchange Judgment Sharing Agreement by members of Visa USA who collectively hold not less than 59.4% of the aggregate Membership Proportion (as defined in the Certificate of Incorporation of Visa USA, as in effect on the date hereof).”	Reflects negotiated solution among regions

Section 4.12 (b)

The following sentence will be added at the end of paragraph (b):

“Notwithstanding the foregoing, as to Visa USA or any of its members, Released Claims as used in this Section shall not include any Liabilities arising from the Covered Litigation and that are the subject of obligations of Visa USA or its members under the Interchange or Amex Judgment Sharing Agreements or the Transaction Documents, including, to the extent such obligations exist, the Restated Visa Inc. Certificate of Incorporation or Restated Visa Inc. By-Laws, or the Certificate of Incorporation or By-Laws of Visa USA or Visa International.”

Clarification to address concerns raised by non-US regions regarding scope of release language in Section 4.12.

Document / Section Reference	Modification	Purpose
Section 4.12(d)

The existing Section 4.12(d) will be replaced by the following:

“(d) Visa Inc. shall indemnify and hold harmless each current and former member of Visa International, Visa Europe and Visa Canada (each, an “Indemnified Person”) from and after the Restructuring Closing Date against all Liabilities incurred by such Indemnified Person with respect to any claim asserted in a U.S. court by a U.S. merchant or current plaintiff in the Covered Litigation against such Indemnified Person based on the same or substantially similar factual allegations or claims for relief asserted in the Covered Litigation.”

Proposal made to address concerns raised by non-US regions.

Section 4.15

The existing Section 4.15 will be replaced by the following:

“Section 4.15 Canada Transaction Documents. Each of Visa Inc. and Visa International, on the one hand, and Visa Canada on the other hand, hereby covenants and agrees to cooperate in good faith and use its commercially reasonable efforts to negotiate, as promptly as practicable after the date hereof, forms that are mutually acceptable of (i) the Visa Canada Regional Services Agreement evidencing, continuing and restating the existing commercially rights of Visa Canada, will such amendments as are necessary to enable Visa Canada to enter into the Canadian Services Agreements with each member of Visa Canada, (ii) the Canadian Services Agreements to evidence, consolidate and restate the continuation of the existing commercial rights of Visa Canada members from and after the Restructuring Closing, (iii) the Canadian Trade Mark Agreements to evidence, continue and restate the existing trade mark rights of Visa Canada and Visa Canada members and (iv) the Support Agreement between Visa Inc. and Visa Canada members, supporting the obligations of Visa Canada pursuant to each Canadian Services Agreement (the contracts referred to in the foregoing clauses (i) - (iv), the “Canada Transaction Documents”).”

Reflects business agreement with Visa Canada.

6.l(e)	The date referred to in this paragraph will be changed from July 20 to October 1, 2007. In addition, the words “by each Person contemplated to be a Party thereto” shall be replaced by the words “in accordance with Section 4.15.”	Reflects negotiated agreement with Visa Canada

6.l(f)

The following text will be added as a new Section 6.l(f):

“(f) automatically on the [21st] day after the date hereof unless each of the Loss Sharing Agreement and the Interchange Judgment Sharing Agreement shall have been executed and delivered by members of Visa USA who collectively hold not less than 59.4% of the aggregate Membership Proportion (as defined in the Certificate of Incorporation of Visa USA, as in effect on the

Reflects negotiated business arrangement.

Document / Section Reference	Modification	Purpose
Definition of “Initial Canada Stockholder Ownership Percentage”	The definition of “Initial Canada Stockholder Ownership Percentage” will be replaced by the following: “Initial Canada Stockholder Ownership Percentage” shall mean, with respect to each Eligible Visa Canada Affiliated Member, an amount equal to the quotient obtained by dividing (a) the total of Visa-Card Sales Volume (as defined in By-Law One of Visa Canada in effect on February 9, 2007 and herein referred to as “CSV”) of such Eligible Visa Canada Affiliated Member for the period commencing October 1, 1990 and ending on the September 30 immediately preceding the Restructuring Closing Date by (b) the total CSV of all Eligible Visa Canada Affiliated Members during such period, expressed as a percentage.	Technical change requested by Visa Canada.

Definition of “Measuring Period”	The proviso at the end of the definition will be re-written as “provided, however, that if the first quarter in such four (4) quarter period would otherwise begin prior to October 1, 2006, then the Measuring Period will be the period beginning on October 1, 2006 and ending on September 30, 2007, and thereafter the Measuring Period shall be the four quarter period ending with (and including) the latest quarter for which financial statements are included in the S-1 Registration Statement on the date on which it is declared effective by the SEC.	Mechanical change in connection with the true-up provisions.

Definitions of “Net Fees” and “Total Volume”

The following sentence will be added to the definitions: “With respect to any member of Visa International that has “downgraded” its membership during any applicable period of determination from the status of a Principal member of Visa International to the status of a sponsored member of Visa International, the [Net Fees/Total Volume] attributable to such member during the period prior to such downgrade shall not be allocated to such downgraded member, but shall instead be allocated to its sponsoring member of Visa International following such downgrade.”

Various other conforming and technical corrections, including correction of the formula for allocating travelers cheque and travel money fees/volumes among unincorporated regions and modifications to the corresponding schedules, will be made.

Mechanical changes necessary in order to clarify procedures for intra-regional true up.

Schedule 4.15	This schedule will be deleted.	Reflects business agreement with Visa Canada.

Restated Certificate of Incorporation Of Visa Inc.

Document / Section Reference	Modification	Purpose
Section 4.18(d)	The following phrase will be inserted in the second line of Section 4.18(d), before the words “upon surrender”: “, ratably in accordance with its respective holdings of Class B Common Stock or Class C Common Stock, on a pari passu basis, but subject to the priority of payments in 4.18(c)”	Clarification that redemption of Class B Common Stock and Class C Common Stock is intended to be made ratably.

	The following last three sentences of Section 4.18(d) will be deleted: “If the capital of the Corporation legally available for redemption of the Redemption Shares on the Redemption Date is insufficient to pay the aggregate Applicable Class B/C Redemption Prices on such date, such capital that is will be used to redeem the maximum possible number of such shares ratably among the holders of such shares to be redeemed. The Redemption Shares not redeemed shall remain outstanding and entitled to all the rights and preferences provided herein, and a new certificate shall be issued representing the unredeemed shares. As soon as practicable thereafter when additional capital of the Corporation is legally available for the redemption of the Redemption Shares, such capital will immediately be used to redeem the balance of the shares that the Corporation has become obliged to redeem on the Redemption Date but that it has not redeemed.”	Reflects agreement with VE.

Section 4.19(d)	In 4th line, after the phrase “there shall occur,” the following phrase will be added: “pursuant to the terms of this Certificate of Incorporation or otherwise…” and the phrase “any conversion of shares” will be added in the 6th line.	Change requested by VE to clarify that conversions of shares pursuant to the Charter trigger VE’s automatic “top up” rights.

	References to Class EU (Series I) Common Stock, Class EU (Series II) Common Stock and Class EU (Series III) Common Stock and Class C (Series IV) Common Stock to be added.	Reflects all classes of common stock that should be considered for purposes of determining VE’s 10% ownership.

	The words “as provided in clause (i)(B) of the definition of Series II Per Share Redemption Price set forth in” shall be replaced with payable pursuant to”.	Technical change.

Section 4.24	The proviso contained in Section 4.24(a) shall be deleted and moved to the beginning of Section 4.26, and appropriately modified in order to clarify that the “grandfathering” exceptions to the ownership restrictions described in Section 4.24 apply equally to the 5% and 15% limitations.	Technical conforming change.

Document / Section Reference	Modification	Purposes
Section 4.26(b)	The words “U.S. Member” will be deleted from the Section heading.	Conforming change.

Section 5.5(b)	This section will be deleted.	Consistent with the Litigation Management Agreement, the Litigation Committee acts pursuant to contract, not delegation of authority from the Board of Directors.

Section 10.1(b)	Sections 4.26 and 4.27 will be added to list of Sections that cannot be amended without a 2/3 vote.	Change was previously agreed with counsel to unincorporated regions.

Definition of “Aggregate Redemption Amount”	clauses (x), (y) and (z) will be written as clauses (i), (ii) and (iii) and the following clause (iv) will be added: “and minus (iv) an amount equal to $1,146,000,000.”	Reflects the business deal that amount used to redeem Class C (Series II) Common Stock will be deducted from amount used available for redemption of Class B and C upon the IPO.

Definitions of “Class B Percentage,” “Class C Percentage”	Definitions will be modified where applicable in order to carve out “hook stock” and Class C (Series II) Common Stock from calculations, by adding the words “(disregarding for purposes of such calculation any outstanding shares of Common Stock owned by any Subsidiary of the Corporation and any outstanding shares of Class C (Series II) Common Stock)”.	Changes necessary in order for redemption mechanics to work properly.

Definition of “Distributions Interest Accretion Component Amount”	Reference to “from the applicable date of declaration” in clause (ii) shall be replaced by “from the applicable date of payment”	Conforming change.

Amended and Restated Visa USA By-Laws

Document / Section Reference	Modification	Purpose
Section 2.03(d)	This section will be deleted from the First and Second Amended and Restated By-Laws of Visa USA.	This by-law provision has never been used and is not consistent with the post-restructuring organization.

Amended and Resisted VI By-Laws

2.03(a)	The phrase “(including the Visa Europe Member) and” will be added after “Equity Regional Group Member, and the phrase “and Visa Europe Member” will be deleted.	Technical change.

2.03(b)	The phrase “(including the Visa Europe Member)” will be added after “Equity Regional Group Member” in (i) and the phrase “(other than the Visa Europe Member)” will be added after Regional Group Member in (iii).	Technical change.

	The word “National” will be inserted in front of “Group Member”	Technical change.

	The terms “Equity Associate Member” and “Equity Participant Member” will be deleted.	Technical change reflecting fact that associate and participant members of VI are not entitled to receive equity.

2.03(c)	The words “comparable class and series of” will be deleted.	Technical change.

Litigation Management

Section 2.4(b)	In 13th line, reference to “Section 4.19(d) hereof” will be changed to “Section 4.19(d) of the Restated Visa Inc. Certificate of Incorporation” and reference to “this Agreement” will be changed to reference to “the Global Restructuring Agreement and the Restated Visa Inc. Certificate of Incorporation.”	Conforming correction.

Section 2.5(c)	In 3rd line, reference to “Visa Inc. Board of Directors” will be changed to reference to “Visa USA Board of Directors”	Typo fix.

Framework Agreement

Definition of “Base Amount”	Brackets removed from clause (ii).	Modification per discussion with VUSA.

Document / Section Reference	Modification	Purpose
Clause (iv) amended as follows: “(iv) $35.625 million plus the product of (x) $35.625 million and (y) the percentage increase of the gross domestic product of the European Union for the period from the third anniversary of the Payment Date to the end of the Quarter immediately preceding the most recent annual anniversary of the Payment Date divided by four (4), as reported by Statistical Office of the European Communities (Eurostat); per Quarter thereafter (provided that the Base Amount in respect of any Quarter or part of any Quarter beginning after the third anniversary of the Payment Date shall never be less than the Base Amount for the previous Quarter).”

Definition of “Market Value”	The following definition of Market Value will be inserted: “Market Value” means an amount equal to the product of (x) the IPO Price (as defined in the Amended and Restated Certificate of Incorporation of Visa Inc. (the “Restated Visa Inc. Certificate”)) and (y) the number of Class C Redemption Shares of Visa Europe and Visa Europe Services Inc. determined pursuant to Section 4.18(c) of the Restated Visa Inc. Certificate (disregarding for these purposes Section 4.l8(e) of that Certificate).	As per agreement with VE.

Definition of “EU Members”	Should be deleted

Definition of “Notional Rate”	“bps” after “LIBOR + 200” to be changed to “basis points”

Clause 2.1	Change “EU Members” to “Members”

Clause 2.2	Should read “Subject to Clause 4 of this Agreement, Visa Europe shall provide to Visa Inc. authorization, clearing, settlement and payment processing services and other services ancillary thereto, in relation to Visa payment transactions, and shall bring together Customers, or Members and Customers of Visa Inc., in relation to Visa payment transactions to be effected between them, in accordance with the terms of the Schedules to this Agreement.”

Clause 3.3	Remove square brackets Replaced upper case “Invoice” with lower case “invoice”.

Clause 5	Replace “either” with “any”

Clause 7.1	Changed “Member” to “Customer”.

Clause 17.4	Capitalized “Party”

Attachment to Bilateral Services

Document / Section Reference	Modification	Purpose
Agreement Data Protection Agreement

Service Credits for Europe Services Chart	In row for “Clearing and Settlement,” entries for SLA name and objective changed from “tbd” to “[t]o be agreed once RC&S is operational.”	Clarification of when service level should be determined.

Attachment to Bilateral Services Schedule–Pricing and Financial Provisions

Footnote 1

The existing footnote will be deleted and the following will be inserted in lieu thereof and on page 6 of the VI Service Catalogue:

“Cross-System Reconciliation for International Transactions are SRI Services. Once RC&S is operational, settlement and f/x services for VE Transactions will become Optional Services. For International Transactions where the Issuer of a Card is a Member, these services will become Optional Services in accordance with paragraph 34 of this Schedule.”

Europe’s ability to perform this aspect of the service for itself has been subsequently addressed in paragraph 34 of the Bilateral Services Schedule.

Footnote 4	The sentence “[t]he fee will not apply if Visa Europe completes migration off this service prior to the Visa Inc. IPO,” will be added.	Clarification that Europe may migrate away from this service before fees are due.

New Footnote 6	The sentence “[r]evenue collection procedures in existence as of the date of this Agreement shall remain the same, unless the Parties agree otherwise,” will be added as Footnote 6 to “VIP-Auth (Domestic and Non-VE Processor)” under the “pay-as-you-go-services” heading in the VI Pricing Sheet.	Clarification that pricing arrangements will not change the status quo of fee structures for transaction processing.

Note (1) under Pay-as-you-go Services in the Pricing procedures section	All references to “published monthly rates” in this footnote will be deleted and replaced with “the rates set out in Attachment [6] (Pricing and Financial Programs)” to clarify what rates are being referred to.

Attachment to Bilateral Services Schedule - Data Protection Agreement

Sections 3 and 4	References to Exhibit 2 will be changed to references to Exhibit 1	Mechanical fix.

Section 5	Reference to Exhibit 1 will be changed to reference to Exhibit 2	Mechanical fix.

Exhibit	The following countries will be added to the schedule: Brazil, Chile, Mexico, South Africa, South Korea, Uruguay, Venezuela.	Added to reflect properly all countries where personal data is currently and will continue to be sent for processing.

Clause 5 of the Visa Inc. DP Agreement Attachment	Clause 5 of the Visa Inc. DP Agreement Attachment will be revised as follows: “Any audits required of Visa pursuant to the Model Clauses shall be carried out in accordance with clause 17.4; provided that to the extent required by the Model Clauses Europe may participate in any audits carried out by Visa subject to paragraph 17.3 of the Bilateral Services Schedule.

Appendix 1 to Exhibit 2 - Processing Operations	Paragraph 12 will be revised to mirror what was agreed in the Inovant DP Agreement and the drafting note will be removed.

TAB 4

CONFIRMATION OF SPECIAL BY-LAW “F-1” (NONMEMBER PLUS PARTICIPANTS WIDER ACCESS TO CONFIDENTIAL DOCUMENTS)

In order to confirm changes to By-Law One of the Association, upon motion duly made, seconded, and unanimously carried, it was

RESOLVED, that SPECIAL BY-LAW “F-1” amending BY-LAW ONE of the Association, enacted and made by the Directors on May 31st, 2007, and attached hereto, is hereby confirmed as SPECIAL BY-LAW “F-1” of the Association.

TAB 5

SPECIAL BY-LAW “F-1”

3.01	Nonmember Plus Participants. Nonmember Plus Participants shall be those financial institutions which are not Members of the Association but which meet the eligibility requirements of a General Plus Member and, in the opinion of the President alone or any two officers of the Association, should participate in the Association as if they were General Plus Members and which are capable of enjoying the rights and of performing the obligations of a General Plus Member and which shall have duly executed a Nonmember Plus Agreement in the form approved by the Board from time to time, pursuant to which it shall have undertaken, inter alia, to issue plastic cards bearing the Plus Plan Marks, to provide customer electronic cash dispensing devices displaying the Plus Plan Marks and to connect, directly or through a General Plus Member, to the network of electronic cash dispensing devices displaying the Plus Plan Marks and the related service system established for the Plus Card Plan. [Amended- Special By-laws C, F, K and O]

Nonmember Plus Participants shall have all the rights and obligations of and be subject to the same suspension and termination of membership provisions as a General Plus Member as set forth in the By-laws and the Plus Operating Regulations, including the right to sponsor Sponsored Plus Members and Sponsored Nonmember Plus Participants and including the obligation to pay all fees and expenses for which a General Plus Member would be liable thereunder, save that Nonmember Plus Participants shall have no voting right in the Association ~~and save that its access to any of the documents of the Association shall be restricted to the documents, or excerpts thereof, which relate to the Plus Card Plan~~.

This is the draft of Special By-law “F-1” referred to in the minutes of the meeting of Directors held on 31 May 2007, and signed by the undersigned for identification.

Secretary of the Association

Visa Confidential	Mitchell Wolfe

Confidential information for distribution only to Members of Visa Canada Association.

Property of Visa Canada Association and subject to copyright.

TAB 6

CONFIRMATION OF SPECIAL BY-LAW “G-1” (REPEAL AND REPLACEMENT OF BY-LAW ONE

In order to confirm changes to By-Law One of the Association, upon motion duly made, seconded, and unanimously carried, it was

RESOLVED, that SPECIAL BY-LAW “G-1” repealing the existing by-laws in their entirety without in any way derogating from or affecting any or all acts and things done or carried out under or pursuant to the authority conferred by the said by-laws and replacing them with a new By-Law One, such repeal eliminating “commercial rights” and permitting certain transfers of membership interests, enacted and made by the Directors and attached, is hereby confirmed as SPECIAL BY-LAW “G-1” of the Association, to be effective as of and from the Restructuring Closing Date, as defined in the Amended and Restated Global Restructuring Agreement dated as of August 24, 2007, by and among Visa Inc., Visa International Service Association, Visa U.S.A. Inc., Visa Europe Limited, the Association, Inovant LLC, Inovant, Inc., Visa Europe Services, Inc., Visa International Transition LLC, VI Merger Sub, Inc., Visa U.S.A. Merger Sub Inc., and 1734313 Ontario Inc. at a time on such date to be determined by the President and the Secretary of the Association.

TAB 7

VISA CANADA ASSOCIATION

ASSOCIATION VISA CANADA

SPECIAL BY-LAW “G-1”

1. The existing by-laws of the Association are hereby repealed in their entirety without in any way derogating from or affecting any or all acts and things done or carried out under or pursuant to the authority conferred by said by-laws prior to their repeal.

2. The repeal of any by-law shall not be deemed to revive any by-laws or parts thereof repealed thereby.

3. BY-LAW ONE attached hereto is hereby adopted to replace the by-laws being repealed hereby.

VISA CANADA ASSOCIATION

ASSOCIATION VISA CANADA

BY-LAW ONE

a general By-law

relating to the operations and affairs of

VISA CANADA ASSOCIATION

ASSOCIATION VISA CANADA

Restated – [•] 2007

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ARTICLE 1. DEFINITIONS AND INTERPRETATION

1.01.	Definitions. In this By-law and all other By-laws, unless the context otherwise requires:-

“Act” means the Corporations Act of Ontario and any statute that may be substituted therefor, as from time to time amended;

“Association” means the corporation incorporated by Letters Patent under the Act and named VISA CANADA ASSOCIATION (in the English language) and ASSOCIATION VISA CANADA (in the French language);

“ATM Acquirer Member” means a financial institution which has been accepted as a Member in such class of membership in accordance with the By-laws as well as any Charter Member, Partner Member or General Member;

“Board” means the Board of Directors of the Association;

“By-laws” means this BY-LAW ONE, any amendment or supplement hereof and all other By-laws of the Association from time to time in force and effect;

“Card Sales Volume” means the total of VISA Card Sales Volume and Non VISA Card Sales Volume;

“Charter” means the Letters Patent incorporating the Association dated September 22, 1989, and Supplementary Letters Patent issued to the Association pursuant to the Act from time to time;

“Charter Member” means each of the following financial institutions:-

•	The Bank of Nova Scotia

•	Canadian Imperial Bank of Commerce

•	La Fédération des caisses Desjardins du Québec

•	Royal Bank of Canada

•	The Toronto-Dominion Bank

•	Laurentian Bank

•	Vancouver City Savings Credit Union

•	Citizens Bank of Canada

•	Bank of America

•	Home Trust Company

•	U.S. Bank National Association

“Cheque-Issuing Member” means a financial institution which has been accepted as a Member in such class of Membership in accordance with the By-laws;

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“Cheque Sales Volume” means the aggregate Canadian dollar value of the total face amounts of travelers cheques bearing the Travelers Cheque Plan Marks issued from Canada and sold in Canada by a Cheque-Issuing Member and its designees, the said values being calculated and reported in the manner determined from time to time by the Treasurer;

“elect” means “appoint” and vice versa;

“General Member” means a financial institution which has been accepted as or becomes a Member in such class of Membership in accordance with the By-laws;

“General Plus Member” means a financial institution which has been accepted as a Member in such class of Membership in accordance with the By-laws;

“Governing Member” means Visa Inc., or a wholly owned subsidiary of Visa Inc., when it becomes a Member in such class of Members in accordance with the By-laws;

“Individual Member” means a person who has been elected a director of the Association and who has been accepted as a Member in such class of Membership in accordance with the By-laws or who is an ex officio director of the Association;

“meeting of Members” means any annual, general or special meeting of Members;

“Members” means the Members of all classes of Members for the time being of the Association;

“Merchant Acquirer Member” means a financial institution which has been accepted as a Member in such class of membership in accordance with the By-laws as well as any Charter Member, Partner Member or General Member;

“Named Competitor” means (i) a company, association or brand identified from time to time by the board of directors of Visa International in its By-laws, resolutions or operating regulations as a competitor or a competitive brand and (ii) any of MasterCard Incorporated, MasterCard Canada Inc., American Express Co., Amex Bank of Canada, Morgan Stanley, Dean Witter or Discover & Co. and affiliates or successors of any one of them;

“Non VISA Card Sales Volume” means the aggregate Canadian dollar or Canadian dollar equivalent of the value of all transactions attributed to a Member or a Related Affiliate in respect of payment products of a Named

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Competitor issued from or sold in Canada which are deemed by the President or any two officers of the Association to be equivalent to payment products issued from or sold in Canada in association with VISA Plan Marks (including but not limited to credit cards, charge cards, payment cards, prepaid cards and stored value cards), the said values being calculated and reported in the manner determined from time to time by the Treasurer;

“Participant Member” means a financial institution which has been accepted as a Member in such class of Membership in accordance with the By-laws;

“Participant Visa Cash Member” means a financial institution which has been accepted as a Member in such class of Membership in accordance with the By-laws;

“Partner Member” means a financial institution which has been accepted as or becomes a Member in such class of Membership in accordance with the By-laws;

“Quebec Member” means any Member the principal place of business of which is the Province of Quebec and which derives more than forty percent (40%) of its annual VISA Card Sales Volume (less its annual Non VISA Card Sales Volume from Quebec, if any) from the Province of Quebec;

“Related Affiliate” is (1) an organization which is controlled by a Member, (2) an organization which controls a Member, or (3) an organization which is controlled by an organization which controls a Member;

“Sponsored ATM Acquirer Member” means a financial institution which has been accepted as a Member in such class of membership in accordance with the By-laws;

“Sponsored Plus Member” means a financial institution which has been accepted as a Member in such class of Membership in accordance with the By-laws;

“Transfer” means the transfer by any Member of its membership interest in the Association to the Governing Member in accordance with the Charter and By-laws;

“Transferring Member” means any Member transferring its interest in the Association to the Governing Member;

“Travel Money-Issuing Member” means a financial institution which has been accepted as a Member in such class of membership in accordance with the By-laws;

“VISA Card Plan” means the aggregation of the individual VISA card plans operated by Members using inter alia the VISA Plan Marks;

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“VISA Card Sales Volume” means the aggregate Canadian dollar or Canadian dollar equivalent of the value of all transactions attributed to a Member in respect of payment products issued from or sold in Canada in association with the VISA Plan Marks (including but not limited to credit cards, charge cards, payment cards, prepaid cards and stored value cards), the said values being calculated and reported in the manner determined from time to time by the Treasurer;

“Visa Inc.” means Visa Inc., a corporation incorporated under the laws of the State of Delaware and herein defined as the Governing Member;

“Visa International” means Visa International Service Association, a membership corporation incorporated under the laws of the State of Delaware;

“VISA Plan Marks” means the Blue, White and Gold colour bands design trade-mark, the trade-mark “VISA” or such other trade-marks as may be adopted from time to time;

“Western Member” means any Member the principal place of business of which is the Province of British Columbia, Alberta, Saskatchewan or Manitoba (the “West”) and which derives more than forty percent (40%) of its annual VISA Card Sales Volume (less its annual Non VISA Card Sales Volume from the West, if any) from the West;

1.02.	Gender, Number, Etc. Words importing gender include all genders; words importing number include both the singular and plural; words importing persons include individuals, corporations, trusts, partnerships, unincorporated associations or organizations and personal or legal representatives or successors.

1.03.	Headings. Headings of Articles and Sections are inserted for the convenience of reference only and do not define, limit or enlarge the construction or interpretation thereof.

1.04.	Sections. Unless otherwise indicated, all references herein to Sections refer to sections of the By-laws of the Association.

ARTICLE 2.	MEMBERSHIP

2.01.	Membership. Subject as otherwise provided in the By-laws, membership in the Association shall consist of those individuals, Visa Inc. and corporations which are financial institutions, which meet the eligibility requirements and which have agreed to pay or which have paid any admission fees required by the Association.

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2.02.	Eligibility—Individual Members. Subject as hereinafter provided with respect to the ex officio director, Individual Members are those individuals who are, from time to time, elected by the Members as directors or elected by the Board as directors to fill vacancies on the Board and who within ten (10) days of such election have been admitted by the President alone or any two officers of the Association to such class of membership. The ex officio director of the Association shall, in virtue of such position and without having to be admitted to such class of membership, be ex officio an Individual Member of the Association. Individual Members shall not be required to satisfy any other eligibility requirements than those set out in this Section 2.02. or to pay any fees. Individual Members shall have no right as such to vote on matters relating to the Association, including the By-laws or any changes to be made thereto.

2.03.	Eligibility—Governing Member. Upon the first Transfer by any Member of its interest in the Association to Visa Inc., or a wholly owned subsidiary of Visa Inc., as permitted by the Charter, Visa Inc. or such subsidiary shall be admitted as the Governing Member without any further formality. The Governing Member shall neither be required to satisfy any of the eligibility requirements set out in the By-laws nor to pay any fees.

2.04.	Eligibility—Members. The President alone or any two officers of the Association may accept for membership any applicant which meets the eligibility requirements set out in the By-laws and which is prepared to, and deemed by the President or such two officers to be able to, perform the functions and obligations required of Members. All Members (other than Individual Members and the Governing Member) shall have entered into a services agreement with the Association for the supply of services in connection with the Visa Card Plan.

2.05.	Classes of Membership. There shall be four (4) classes of Membership:-

•	Individual Members,

•	Voting Members,

•	Non-voting Members, and

•	Governing Member.

Except as otherwise provided in the By-laws, Members of each class shall have the same rights and duties. Those members of the Association on •, 2007 in the following categories of membership who have signed a services agreement with the Association on such date shall upon these By-laws becoming effective be Voting Members of the Association:

•	Charter Members,

•	Partner Members, and

•	General Members.

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Those members of the Association on •, 2007 in the following categories of membership who have signed a services agreement with the Association on such date and who are not otherwise Voting Members of the Association shall upon these By-laws becoming effective be Non-voting Members of the Association:

•	Participant Members,

•	Cheque-Issuing Members,

•	Travel Money-Issuing Members,

•	General Plus Members,

•	Sponsored Plus Members,

•	Participant Visa Cash Members,

•	ATM Acquirer Members,

•	Merchant Acquirer Members, and

•	Sponsored ATM Acquirer Members.

Those members of the Association, other than Individual Members and the Governing Member, who do not become Voting Members or Non-voting Members in accordance with the By-laws shall cease to be Members on these By-Laws becoming effective.

2.06.	Individual Members. Individual Members are directors and shall have the rights and duties prescribed for Individual Members by the By-laws.

2.07.	Voting Members. Voting Members shall be entitled to receive notice of, and to attend and to vote at, meetings of members.

2.08.	Non-voting Members. Non-Voting Members shall not be entitled to receive notice of, or to attend or to vote at, meetings of members.

2.09.	Governing Member. The Governing Member shall have the same interest in the Association that the Member transferring its interest to the Governing Member had prior to the Transfer including, if applicable, the number of votes allocated to such Member in accordance with Article 4 and for such purposes shall be deemed to be a Voting Member. The Governing Member shall not be responsible for performing any duties or fulfilling any functions of the Transferring Member for which the Transferring Member had become responsible prior to the time of the Transfer and shall not be responsible for any financial or other obligations of the Transferring Member for which the Transferring Member had become responsible prior to the time of the Transfer.

2.10.	Termination of Membership. The membership of an Individual Member or of a Member shall terminate upon the occurrence of any of the following events:-

(a)	if the Individual Member or Member ceases to be qualified as contemplated by Sections 2.02. and 2.04, respectively;

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(b)	voluntarily by resignation if, by notice in writing to the Association delivered at least three hundred and sixty (360) days before its effective date, the Member voluntarily resigns its membership;

(c)	if bankruptcy, insolvency, liquidation, winding-up or dissolution proceedings or their equivalent are commenced by or against any Member or a receiver, liquidator, inspector, administrator or similar person is appointed to protect the assets of such Member for the benefit of its creditors or depositors;

(d)	upon any merger or amalgamation affecting a Member of the Association, save where all the parties to such merger or amalgamation are Members of the Association or where the continuing organization is deemed by the President alone or any two officers of the Association to be substantially under the direction of the directors or management of the Member or Members involved in the merger or amalgamation; and

(e)	the Transfer by any Member to the Governing Member.

2.11.	Liability on Termination. A Member whose membership is terminated pursuant to Section 2.10 (the "withdrawing Member") shall not be entitled to any refund of any fees previously paid or payable (whether to the Association or otherwise) and shall continue to be responsible for any financial or other obligations, whether to other Members, to the Association, to Visa International or otherwise, existing from its membership prior to termination involving the use of payment products issued or sold in association with the VISA Plan Marks. The withdrawing Member shall relinquish to the Association all of its rights and privileges as a Member of the Association in the class of membership of which it ceases to be a member and shall execute such documents and do such things as may be necessary to give effect to the termination of its membership. The withdrawing Member shall assist the Association in effecting all necessary or appropriate changes in the official records to indicate that the withdrawing Member is no longer a Member of the Association in the class of membership of which it shall have ceased to be a member.

2.12.	Merger or Amalgamation Involving Members.

(a)	In the event of the merger or amalgamation of two or more Members, the class of membership in the Association of the continuing organization shall be determined by the President or any two officers of the Association depending upon which Member’s directors or management dominates the continuing organization.

(b)	In the event of any such merger or amalgamation, the Members

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involved shall provide notice to the Association within ten (10) days of the date of the first executed agreement pertaining thereto. Such Members shall also provide notice to the Association within ten (10) days of the consummation of the transaction. The notice shall contain such information as the Association might reasonably request.

2.13.	Transferability. Any Member wanting to Transfer to the Governing Member its interest in the Association as permitted in the Charter shall send a written notice to the Secretary of the Association to that effect. Such notice shall set out the date and the time on which the Transfer is to be effective and shall be executed on behalf of both the Transferring Member and the Governing Member.

From the date and the time of Transfer,

(a)	the Governing Member shall have the rights and duties set forth in Section 2.09; and

(b)	the Transferring Member shall cease to be a Member but shall continue to be responsible for performing any duties or fulfilling any functions, and for any financial or other obligations, existing by reason of its membership in the Association for which the Transferring Member had become responsible up to the date of the Transfer.

ARTICLE 3.	FEES; FINANCIAL MATTERS

3.01.	Fees payable to the Association. The President of the Association together with those senior executives of the Association responsible for legal, marketing, product and treasury (the “Executives”) shall determine from time to time the imposition of, the levels and modes of calculation of and times of payment of all fees to the Association. The Treasurer shall prepare a schedule of all such fees from time to time and at least annually.

Each Member shall be bound by any such determination and shall be required to pay all such fees to remain in good standing with the Association.

ARTICLE 4.	CERTIFICATES; ALLOCATION OF VOTES

4.01.	Certificates. Members shall, unless otherwise required by the President or any two officers of the Association, file with the Treasurer monthly certificates of VISA Card Sales Volume and Non VISA Card Sales Volume in the form prescribed by the Treasurer from time to time. Each monthly certificate shall be filed within twenty (20) days of the end of the period concerned. Each certificate shall be certified to be accurate by a senior and responsible

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financial officer of the Member. Within thirty (30) days of the end of the Association's financial year, the Treasurer shall calculate the annual VISA Card Sales Volume and Non VISA Card Sales Volume of each Member required to file the certificate contemplated by this Section 4.01. from the information contained in the monthly certificates filed by said Member during the immediately preceding financial year and shall provide each Member with such information.

4.02.	Records. Each Member required to file the certificate contemplated by Section 4.01., as well as each Related Affiliate of the Member shall keep or cause to be kept such records as will permit accurate determination and verification of the information contained or required to be contained in a certificate required to be submitted to the Association pursuant to Section 4.01. and shall make such records available in any case where so directed by the Treasurer.

The Association, or its agent selected for this purpose, shall have the right to audit and examine the books and records of each Member required to file the certificate contemplated by Section 4.01. as well as each Related Affiliate of the Member to verify such information contained in such records.

In any case where a verification of the information contained in such records is directed by the Board and conducted by the Association or its agent selected for the purpose, the findings of the Treasurer as to VISA Card Sales Volume, Non VISA Card Sales Volume and Cheque Sales Volume shall be reported to the Board. In the event that the Board finds a certificate inaccurate, it shall have the power to adjust any related applicable fees. Findings of inaccuracy in a certificate shall not affect the validity of any voting at meetings of Members and such voting shall continue to have full force and effect notwithstanding such findings of inaccuracy. Where in the opinion of the Board the election of a director was materially affected by the inaccuracy of a certificate, such director shall be deemed not to have been properly elected and the vacancy created thereby shall be filled in accordance with the By-laws.

Members shall be responsible to the Association for ensuring that their Related Affiliates fulfil their obligations under this Section 4.02.

4.03.	Annual Sales Volume to Determine Voting. The annual VISA Card Sales Volume, Non VISA Card Sales Volume and Cheque Sales Volume calculated pursuant to Section 4.01., subject to verification if required, shall be used as the basis for determining voting power of Members for the twelve-month period beginning on the first day of the second month after the end of the financial year for which the annual VISA Card Sales Volume, Non VISA Card Sales Volume and Cheque Sales were calculated and ending on the last day of the first month after the end of the next financial year.

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4.04.	Allocation of Votes.

(a)	Each Voting Member shall, for the purpose of determining the voting power of Voting Members, be entitled to one (1) vote for each $1,000, or fraction thereof, of VISA Card Sales Volume and Cheque Sales Volume certified in the Member's annual certificate during the period determined by Section 4.03.

(b)	The Association shall distribute annually to all Voting Members a statement setting out the respective voting power allocations determined under this Section 4.04. and such statement shall be binding on all Members, except for manifest error.

4.05.	Late Filing.

(a)	In the event a Member required to file the certificate contemplated by Section 4.01. is in arrears of filing such a certificate, the President shall estimate in respect of each such Member, the VISA Card Sales Volume, the Non VISA Card Sales Volume and the Cheque Sales Volume of each such Member, and each such Member shall be obliged to pay all fees based on the estimate of the President of such VISA Card Sales Volume and Cheque Sales Volume. Any such Member shall receive a credit but no refund or interest for any excess over the proper amount paid under this Section 4.05.

(b)	A Voting Member who is in arrears of filing a certificate shall not be entitled to any votes at a meeting of Members until the default is corrected and all proper fees paid.

4.06.	Location of Sales Volume. The location at which sales volume is deemed to arise shall be (i) for VISA Card Sales Volume and Non VISA Card Sales Volume, the country from which VISA cards and other cards are issued or deemed to be issued and (ii) for Cheque Sales Volume, the country where travelers cheques are issued and sold. Only VISA Card Sales Volume, Non VISA Card Sales Volume and Cheque Sales Volume located in Canada shall be used for the purposes of the affairs of the Association.

ARTICLE 5.	DIRECTORS

5.01.	General. No Member shall be entitled to nominate more than one (1) candidate for election to the Board.

Except for filling of vacancies pursuant to Sections 5.11. and 5.13., directors (other than the ex officio director) shall be elected at each annual meeting of Members. Directors (other than the ex officio director) then in office shall retire but shall be eligible for re-election if otherwise qualified. Directors (other than the ex officio director) in office shall continue until their successors are elected.

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5.02.	Number. The Board shall consist of a fixed number of directors and until otherwise changed in accordance with the Act, such number shall be eight (8). The number of directors of the Association shall be increased or decreased, as the case may be, no later than the next annual meeting of Members, when such number is so determined, pursuant to Sections 5.04., 5.05., 5.06. and 5.07.

5.03.	Qualification. In addition to the directors' qualifications set out in the Act, no person shall be qualified to be a director of the Association

(a)	unless he is at the time of his election and throughout his term of office either the senior executive of a Member having the senior VISA card policy responsibility for that Member or the executive to whom the said senior executive reports or is a person nominated by the Governing Member,

(b)	unless within ten (10) days of election the director has been admitted as an Individual Member of the Association and, thereafter, throughout his term of office, continues to be an Individual Member,

(c)	if he sits on the board of directors or on a senior committee of a Named Competitor, and

(d)	if he is an employee, officer or director of a Member which has an officer, director or employee sitting on the board of directors of a Named Competitor, except the Mondex board,

provided, however, that Section 5.03. (a) shall not apply to the President of the Association.

5.04.	Election—Directors. Those Voting Members of the Association which are entitled to nominate a candidate for election to the Board pursuant to Section 5.01., and which, independently, have five percent (5%) or more of the total voting power of all the Voting Members of the Association as determined pursuant to Section 4.04. shall each be entitled to nominate a candidate for election to the Board.

Each such Voting Member shall submit the name of its candidate to the Secretary of the Association at or prior to the meeting of Voting Members at which directors are to be elected and, subject to Section 5.03., such candidate shall be elected by the Voting Members to the Board.

5.05.	Quebec Regional Director. Should no director be elected pursuant to Section 5.04. by a Quebec Member, the Quebec Member which has the most voting power as determined pursuant to Section 4.04. shall be entitled to nominate a candidate for election to the Board.

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The name of the candidate of such Quebec Member shall be submitted to the Secretary of the Association at or prior to the meeting of Voting Members at which directors are to be elected and, subject to Section 5.03, such candidate shall be elected by the Voting Members to the Board.

The director so elected may be referred to as the “Quebec Regional Director”.

5.06.	Western Regional Director. Should no director be elected pursuant to Section 5.04. by a Western Member, the Western Member which has the most voting power as determined pursuant to Section 4.04. shall be entitled to nominate a candidate for election to the Board.

The name of the candidate of such Western Member shall be submitted to the Secretary of the Association at or prior to the meeting of Voting Members at which directors are to be elected and, subject to Section 5.03., such candidate shall be elected by the Voting Members to the Board.

The director so elected may be referred to as the “Western Regional Director”.

5.07.	Election—At-Large Director. Those Voting Members of the Association which have not nominated candidates for election to the Board pursuant to Sections 5.04., 5.05. or 5.06. (the “At-Large Members”) shall be entitled, subject to Section 5.01., upon the advice of the President, jointly to nominate a candidate for election to the Board.

The candidate nominated for election to the Board by the At-Large Members shall be determined by a separate vote with each At-Large Member being entitled to the same number of votes that it would be entitled to at a meeting of Voting Members. The candidate receiving the majority of the votes eligible to be cast shall be the candidate nominated for election to the Board by the At-Large Members and his name shall be submitted to the Secretary of the Association at or prior to the meeting of Voting Members at which directors are to be elected.

Subject to Section 5.03., such nominee shall be elected by the Voting Members to the Board and the director so elected may be referred to as the “At-Large Director”.

5.08.	Ex Officio Director. The President shall, upon his election and in virtue thereof, become a voting member of the Board and shall be the ex officio director of the Association.

Although no vote will be taken with respect to the election at any annual meeting of the ex officio director, the Voting Members shall, thereat, acknowledge that the President is the ex officio director of the Association.

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5.09.	Governing Member Directors. To the extent that directors are not nominated or elected to the Board in accordance with Sections 5.04, 5.05, 5.06 and 5.07, the Governing Member shall be entitled to nominate candidates for election to the Board to fill all unoccupied positions on the Board.

The names of such candidates shall be submitted to the Secretary of the Association at or prior to the meeting of Voting Members at which directors are to be elected and subject to Section 5.03, such candidates shall be elected by the Voting Members to the Board.

5.10.	Board Advisors. The Board, by a two-thirds vote, may appoint non-voting Board Advisors of the Board of Directors with a maximum number of five (5) serving at any one time; such Board Advisors to serve for the term designated by the Board, but not to exceed twelve (12) months from the date of the next meeting of the Board of Directors following their respective elections. Such Board Advisors shall not be considered members of the Board, except for the limited purpose of Section 9.01. of these By-laws.

5.11.	Removal; Replacement. The Voting Members may, by a resolution passed by at least two-thirds (2/3) of the votes cast at a general meeting of which notice specifying the intention to pass such resolution has been given, remove any director (other than the ex officio director) before the expiration of his term of office, and may, in accordance with the By-laws, particularly Article 5., elect any person in his place and stead for the remainder of his term.

5.12.	Vacation of Office. A director shall cease to be a director

(a)	if he becomes or is made subject to the Bankruptcy Act;

(b)	if an order is made declaring him to be a mentally incompetent person or incapable of managing his affairs;

(c)	if he ceases to be qualified as provided in Section 5.03;

(d)	if he is removed from office under Section 5.11; or

(e)	if he resigns by notice to the Association and such resignation becomes effective according to its terms.

The acts of a director are valid notwithstanding any defect that may afterwards be discovered in his qualification.

5.13.	Vacancies. Any vacancy on the Board may be filled by the remaining directors provided that they constitute a quorum. When a vacancy occurs in respect of a director nominated by a Voting Member or Voting Members, such Voting Member or Voting Members, as the case may be, shall be entitled to

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nominate the successor. Such Voting Member or Voting Members, as the case may be, shall submit the name of its or their nominee to the Secretary of the Association at or prior to the meeting of directors at which such vacancy is to be filled and the directors at such meeting, provided that they constitute a quorum, shall fill the vacancy by the nominee of the said Voting Member or Voting Members. Any director so elected must meet the qualifications set out in the By-laws.

5.14.	Calling of Meetings and Notice. Meetings of the Board shall be held from time to time at the call of the Board, the Chairman of the Board, the President or any two (2) directors. Notice of the time and place of every meeting so called shall be given to each director and other person entitled to attend not less than forty-eight (48) hours (excluding Saturdays, Sundays and bank holidays) before the time when the meeting is to be held, save that no notice of a meeting shall be necessary if all directors and other persons entitled to attend are present or if those absent waive notice of or otherwise signify their consent to such meeting being held.

5.15.	Regular Meetings. The Board may appoint a day or days in any month or months for regular meetings at a place and hour to be named. A copy of any resolution of the Board giving the place and time of regular meetings of the Board shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting.

5.16.	Place of Meetings. Meetings of the Board shall be held at the head office of the Association or at any other place in or outside Ontario.

5.17.	Chairman of the Board and Vice-Chairman of the Board. The Board, from time to time, shall elect from among its number a Chairman of the Board and a Vice-Chairman of the Board using the process for nomination established from time to time. The Chairman of the Board and the Vice-Chairman of the Board shall have the powers and duties conferred upon them by these By-laws. The Chairman of the Board or, in his absence, inability or refusal to act, the Vice-Chairman of the Board shall preside at any meeting of directors. If neither the Chairman of the Board nor the Vice-Chairman of the Board is present at any meeting, the directors may choose from among themselves someone to act as chairman.

5.18.	Meetings by Telephone. A director may, if all the directors of the Association consent, participate in a meeting of directors by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means is deemed to be present at that meeting.

5.19.	Written Resolution. Any by-law or resolution signed by all the directors entitled to vote thereon is as valid and effective as if passed at a meeting of the directors duly called, constituted and held for that purpose.

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A written resolution may be signed in one or more counterparts by the directors. Signed copies of all such written resolutions which come into force shall be kept with the minutes of the Association.

5.20.	Powers. Subject to Section 8.12., the Board shall manage or supervise the management of the operations and affairs of the Association.

5.21.	Quorum Requirements and Adjournments. The number of directors required to constitute a quorum at any meeting of the Board is a majority of the fixed number of directors, from time to time, provided, however, that such quorum shall at all times include at least three (3) directors elected or filling a vacancy created by a director elected pursuant to Sections 5.04 or 5.09.

If a quorum is present at the opening of a meeting, the directors may proceed with the transaction of regular and special business notwithstanding that a quorum is not present throughout the meeting.

The chairman at a meeting of directors may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place and such business may be transacted at such adjourned meeting as might have been transacted at the original meeting from which such adjournment took place. No notice shall be required of any such adjournment.

5.22.	Voting. All business transacted at a meeting of the Board shall be deemed to be regular business except for the following matters which shall be deemed to be special business:

(a)	the review and approval of the annual operating budget for neutral advertising and any deviation from such approved budget which would require an unbudgeted expenditure;

(b)	the election or appointment of the Association’s representatives on the Visa International or Visa Inc. Board of Directors; and

(c)	the enactment, the amendment or the repeal of any by-law.

Provided that the quorum requirements of Section 5.21 are met,

•

for the passage of all regular business coming before the Board, an affirmative vote shall be required of at least two-thirds (2/3) of the directors voting thereon (exclusive of those directors who have abstained from voting by reason of conflict of interest or otherwise), and at least three (3) directors, excluding the ex officio director vote, and

•	for the passage of all special business coming before the Board, an affirmative vote shall be required of a majority of the directors voting

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thereon (exclusive of those directors who have abstained because of a conflict of interest or otherwise) provided that the negative votes, if any, do not represent Voting Members with more than twenty percent (20%) of the total voting power of all Voting Members of the Association as determined pursuant to Section 4.04, and provided also that the total affirmative votes cast on such business represents Voting Members with at least thirty percent (30%) of such total voting power.

The chairman of any meeting shall never have a second or casting vote in the case of an equality of votes.

5.23.	Remuneration. Save as otherwise determined by the Board and subject to the Act, the directors as such shall not be entitled to any remuneration from the Association for services performed as directors. Any director who is given any special commission or responsibility by the Board may be entitled to such remuneration as the Association may determine in that regard.

5.24.	Visa International Directors. The Association’s representatives on the Visa International or Visa Inc. Board of Directors shall be determined by the Board using the process for nomination established from time to time.

5.25.	Election of Other Representatives. The election of any representative of the Association to the Board of Directors of any other organization shall be determined by the Board using the process for nomination established from time to time. The Board may determine from time to time whether such representative shall be elected from among its number or otherwise.

ARTICLE 6.	COMMITTEES

6.01.	Compensation Committee. The Association shall have a Compensation Committee which, until otherwise determined by the Board, shall consist of two (2) members who shall comprise the Chairman of the Board and the Vice-Chairman of the Board.

The function of the Compensation Committee shall be to deal with salary levels, performance ratings, bonus allocations and other matters relating to the remuneration of those employees who are officers of the Association.

Each member of the Compensation Committee shall hold office at the pleasure of the Board. The Board may from time to time remove any member without cause or add to or otherwise change or fill vacancies occurring in the membership of the Compensation Committee.

The Terms of Reference of the Compensation Committee shall be determined by the Board from time to time. Unless otherwise determined by the Board, the Compensation Committee shall have power to fix its own rules of procedure.

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6.02.	Executive Committee. The Board may from time to time, whenever the number of directors is more than six (6), appoint a committee of directors to be known as the Executive Committee, consisting of such number of directors, not less than three (3), as the Board may from time to time determine. Any such number must include the Chairman of the Board and the President who shall be ex officio members of the Executive Committee.

Each member of the Executive Committee shall hold office during the pleasure of the Board. The Board may from time to time remove any member without cause or add to or otherwise change or fill vacancies occurring in the membership of the Executive Committee.

The Chairman of the Board if present shall preside at all meetings of the Executive Committee. In his absence, the directors present shall choose one of their number to act as chairman.

Except to the extent that may be prohibited by the laws governing the Association and subject to such limitations or regulations, if any, as may from time to time be imposed by the Board of Directors or the By-laws of the Association, the Executive Committee shall have and may exercise all of the powers and discretions of the Board, including without in any way limiting the generality of the foregoing, the exercise of all of the borrowing powers.

Unless otherwise determined by the Board, the Executive Committee shall have power to fix its quorum at not less than a majority of its members and to regulate its procedure.

6.03.	Audit and Risk Committee. The Association shall have an Audit and Risk Committee which, until otherwise determined by the Board, shall consist of all members of the Board of Directors save for the ex officio director.

The Audit and Risk Committee shall have responsibility, power and authority to deal with all matters described in the “Terms of Reference” which are adopted by the Board, by resolution from time to time.

Each member of the Audit and Risk Committee shall hold office at the pleasure of the Board. The Board may from time to time remove any member without cause or add to or otherwise change or fill vacancies occurring in the membership of the Audit and Risk Committee.

The Terms of Reference of the Audit and Risk Committee shall be determined by the Board from time to time. Unless otherwise determined by the Board, the Audit and Risk Committee shall have power to fix its own rules of procedure.

6.04.	Other Committees. The Board may establish, from time to time, such other

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committees as it shall deem expedient and shall determine the functions and Terms of Reference of such other committees. All functions of such other committees shall be advisory only. Unless otherwise determined by the Board, each such committee shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

ARTICLE 7.	OFFICERS

7.01.	Officers. The officers of the Association shall be a President and a Secretary who shall be elected or appointed by the Board at its first meeting after each annual meeting of Voting Members. The Board may also elect or appoint, at any time and from time to time, as officers, one or more Vice-Presidents, a Treasurer, one or more Assistant-Secretaries, one or more Assistant-Treasurers and such other officers as the Board may, from time to time, deem expedient. All officers of the Association shall hold office until their successors are chosen and, when necessary, qualified in their stead, subject always to removal as provided in the By-laws of the Association. All officers shall respectively perform such duties, in addition to those specified in the By-laws of the Association, as shall, from time to time, be prescribed by the Board. The same person may hold more than one office.

7.02.	President. The Board, from time to time, shall elect a President who shall be ex officio a director of the Association. The President shall be the chief executive and operating officer of the Association. He shall have general responsibility subject to the authority of the Board for the management of the operations and affairs of the Association.

He shall have the powers and duties conferred upon him by these By-laws and such other powers and duties as the Board may determine from time to time.

7.03.	Vice-President or Vice-Presidents. The Vice-President or Vice-Presidents shall have the powers and duties conferred upon them by these By-laws and such other powers and duties as the Board may determine from time to time. In the absence or disability or refusal or failure to act of the President, the powers and duties of the President shall devolve upon the Vice-Presidents in such order as may have been designated by the Board. In the absence of any such delegation, then in the order of their election. If any such Vice-President exercises any of the powers and duties of the President, the absence or disability or refusal or failure to act of the President and where appropriate the above-mentioned designation shall be presumed.

7.04.	Secretary and Assistant-Secretaries. The Secretary shall attend to the giving and service of all notices of the Association and shall keep the minutes of all meetings of the Members and of the Board in a book or books to be kept

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for that purpose. He shall keep in safe custody the corporate seal of the Association. He shall have charge of the records of the Association including books containing the names and addresses of the Members and the directors of the Association, together with copies of all reports made by the Association, and such other books and papers as the Board may direct. He shall be responsible for the keeping and filing of all books, reports and other documents required by law to be kept and filed by the Association and not required to be kept by some other officer or agent of the Association. He shall perform all the acts incidental to the office of Secretary subject to the control of the Board and shall have such other powers and duties as the Board of Directors may determine from time to time.

Assistant-Secretaries may perform any of the duties of the Secretary delegated to them, from time to time, by the Board of Directors or by the Secretary.

7.05.	Treasurer and Assistant-Treasurers. The Treasurer shall have general charge of the finances of the Association. He shall render to the Board, whenever directed by the Board of Directors, an account of the financial condition of the Association and of all his transactions as Treasurer; and as soon as possible after the close of each financial year he shall make and submit to the Board a like report for such financial year. He shall have charge and custody of and be responsible for the keeping of the accounting records required to be kept pursuant to the laws governing the Association. He shall perform all the acts incidental to the office of Treasurer subject to the control of the Board and shall have such other powers and duties as the Board may determine from time to time.

Assistant-Treasurers may perform any of the duties of the Treasurer delegated to them, from time to time, by the Board or by the Treasurer.

7.06.	Terms of Office. Officers shall serve at the pleasure of the Board and the term of office of an officer who is also a director shall automatically expire if he ceases to be or to be qualified to be a director.

7.07.	Remuneration. The remuneration, if any, of all officers appointed by the Board shall be determined by the Board from time to time.

7.08.	Removal. The Board may remove and discharge any or all of the officers or employees (either with or without cause) and elect or appoint others in their place or places. Any officer or employee of the Association, not being a member of the Board, may also be removed and discharged (either with or without cause) by the President. Any such removal or discharge shall be subject to the provisions of any special contract with such officer or employee.

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ARTICLE 8.	MEETINGS OF VOTING MEMBERS

8.01.	Annual Meeting. An annual meeting of the Voting Members of the Association shall be held not more than fifteen (15) months after the holding of the last preceding annual meeting. Subject to the Act, the annual meeting of Voting Members shall be held at such time and on such day in each year as the Board may from time to time determine, for the following purposes:-

(a)	to receive the audited financial statements of the Association for the previous financial year, together with the Auditors' Report thereon;

(b)	to appoint a firm of chartered accountants to conduct an annual audit of the financial affairs of the Association; and

(c)	to elect directors in accordance with Article 5.

8.02.	General Meetings. The Board may, at any time, and, upon requisition of the Voting Members in accordance with the Act, shall call a general meeting of Voting Members for the transaction of any business, the general nature of which is specified in the notice calling the meeting.

8.03.	Place of Meetings. Meetings of Voting Members shall be held at the head office of the Association or at such other place or places in Ontario or as specified in the Charter as the Board may determine from time to time.

8.04.	Notice of Meetings. Notice of the time and place of each meeting of Voting Members shall be given not less than ten (10) days before the day on which the meeting is to be held to each Voting Member entitled to vote at the meeting. Notice of any meeting of Voting Members shall state the general nature of the business to be transacted at such meeting.

8.05.	Meetings Without Notice. A meeting of Voting Members may be held at any time and subject to the Act and the Charter, at any place without notice if all the Voting Members entitled to vote thereat are represented by proxy or, if those not represented by proxy, waive notice or otherwise consent to such meeting being held and at such meeting any business may be transacted which the Association at a meeting of Voting Members may transact.

8.06.	Chairman and Secretary. The Chairman of the Board or, in his absence, inability or refusal to act, the Vice-Chairman of the Board shall be chairman of any meeting of Voting Members. If neither the Chairman of the Board nor the Vice-Chairman of the Board is present within fifteen (15) minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the Secretary and the Assistant-Secretaries of the Association are absent, the chairman shall appoint some person present at the meeting to act as secretary of the meeting.

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8.07.	Quorum. A quorum for the transaction of business at any meeting of Voting Members shall be Voting Members entitled to vote at the meeting representing in the aggregate a majority of the votes eligible to be cast at such meeting, provided that such quorum shall include at least half of those Voting Members entitled to be represented on the Board pursuant to Sections 5.04 and 5.09.

8.08.	Proxies. At any meeting of Voting Members, a proxy duly and sufficiently appointed by a Voting Member shall be entitled, subject to any restrictions expressed in the instrument appointing him, to vote and act for and on behalf of the Voting Member appointing him. An instrument appointing a proxy shall be in writing executed by or on behalf of the appointer and need not be executed under seal but shall be deposited with the Secretary of the Association.

8.09.	Right to Vote. At any meeting of Voting Members, every Voting Member which is entitled to vote and which is not in arrears in respect of any obligation to pay any fees required by the Association shall be entitled to vote and to appoint a proxy.

8.10.	Written Resolution. Any resolution signed by all the Voting Members entitled to vote thereon is as valid and effective as if passed at a meeting of the Voting Members duly called, constituted and held for that purpose.

Any by-law passed at any time during the Association's existence may, in lieu of confirmation at a general meeting, be confirmed in writing by all the Voting Members entitled to vote at such meeting.

A written resolution may be signed in one or more counterparts by the Voting Members. Signed copies of all such written resolutions which have come into force shall be kept with the minutes of the Association.

8.11.	Voting Generally. Subject to the laws governing the Association and except as set forth in Section 8.12 of the By-laws, all questions coming before a meeting of Voting Members shall be decided by a majority of all the votes eligible to be cast thereat provided that such majority shall include at least half of those Voting Members entitled to be represented on the Board pursuant to Sections 5.04 and 5.09, each Voting Member being entitled to the number of votes determined under Section 4.04. At any meeting of Voting Members each Voting Member entitled to vote thereat, which shall be present at such meeting, shall have on a show of hands one (1) vote and, upon a poll, each Voting Member present in person or represented by proxy shall be entitled to such number of votes to which such Voting Member is entitled pursuant to the latest calculation made in accordance with Section 4.04. Any Voting Member or proxy of a Voting Member may demand a poll (either before or on the declaration of the result of a vote upon a show of hands) in respect of any matter submitted to the vote of the Voting Members.

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The chairman of any meeting shall never have a second or casting vote in the case of an equality of votes.

8.12.	Special Voting Requirements.

The following matters shall require for passage an affirmative vote of eighty percent (80%) of all votes, as determined under Section 4.04., eligible to be cast at the meeting:

(i) any application for supplementary letters patent,

(ii) the confirmation of any enactment, repeal, amendment or supplement of the By-laws, and

(iii) the termination or dissolution of the existence of the Association.

8.13.	Adjournment. The chairman at a meeting of Voting Members may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place (in accordance with the Act and Charter) and such business may be transacted at such adjourned meeting as might have been transacted at the original meeting from which such adjournment took place. No notice shall be required of any such adjournment.

ARTICLE 9.	INDEMNIFICATION

9.01.	Directors and Officers. The Association undertakes towards each of its directors and officers, whether now in office or hereafter admitted, elected or appointed, that the Association will indemnify him and his heirs and legal representatives against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is or may be made a party by reason of being or having been, a director or an officer of the Association or acting or having acted at the request of the Association as a director or officer of any other body in which this Association is or has been or may become a shareholder, member or creditor, or in which the Association is in any way interested if he acted honestly and in good faith with a view to the best interests of the Association and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty he had reasonable grounds for believing that his conduct was lawful.

Each of the Chairman of the Board, the President, the Secretary and any Assistant-Secretary is authorized for and on behalf of the Association to enter into an agreement with each of the said directors and officers of the

26

Association evidencing the foregoing undertaking to indemnify, the whole in such form and upon such terms and conditions as the said Chairman of the Board, President, Secretary or Assistant-Secretary may approve, the fact of such approval to be conclusively evidenced by his execution of the said agreement.

ARTICLE 10.	GENERAL

10.01.	Offices. The head office of the Association shall be situated in the City of Toronto in the Municipality of Metropolitan Toronto at the place designated by the directors. The Association may also maintain such other offices and premises and obtain and maintain such property as the Board may determine necessary for the operation and affairs of the Association.

10.02.	Agreements; Execution. Deeds, agreements or other instruments made in the name of the Association shall be in writing and shall be valid and binding if signed on behalf of the Association as the Board may from time to time determine.

10.03.	Financial Year. The financial year of the Association shall end on the 30th day of September in each year, but may be changed by the Board.

10.04.	Auditors. Auditors shall be appointed at each annual meeting of the Voting Members of the Association. The auditors of the Association when appointed shall hold office until the next annual meeting after being appointed, or until their successors are appointed, unless previously removed by resolution of the Voting Members in general meeting. If the remuneration of the Auditors is not fixed by the Voting Members at the annual meeting then the remuneration of the Auditors shall be fixed by the Board.

The Auditors shall make an annual report to the Voting Members upon the financial statements and every such report shall state whether in their opinion the financial statements are a full and fair report properly drawn up so as to exhibit a true and correct view of the state of the Association's financial affairs.

10.05.	Amendment and Repeal of By-laws. Any enactment, amendment or repeal of the By-laws by the Board pursuant to Section 5.22., unless in the meantime confirmed at a General Meeting of Voting Members duly called for that purpose, is effective only until the next Annual Meeting of Voting Members unless confirmed thereat and, in default of confirmation thereat, ceases to have effect at and from that date, and in that case no new By-law of the same or like substance has any effect until confirmed at a General Meeting of Voting Members.

10.06.	Seal. The seal of the Association, an impression of which is affixed in the

27

margin hereof, shall be the corporate seal of the Association. Each of the officers specifically referred to in Section 7.01. of the By-laws and any other officer or any director of the Association designated by the Board shall have authority to affix the corporate seal of the Association to any document.

10.07.	Notice; and Document. A notice or document required by the Act or the regulations thereunder, the Charter or the By-laws, to be sent to a director, officer, Member or any other person entitled thereto, may, in addition to any provisions of the Act in this regard, be delivered, be mailed (postage prepaid), or be faxed or be sent by any electronic means of communication that can be read by a person and produced in readable copy (including, without limitation, email) at his or its address as the same appears on the books of the Association.

A notice or document mailed as aforesaid shall be deemed to be received by the addressee on the fifth day after mailing.

A notice or document sent by electronic means as aforesaid shall be deemed to be received by the addressee on the earlier of

(a)	the day the addressee actually receives it, or

(b)	the first business day after the day the notice or document is sent to the addressee.

Any Member, director, officer or auditor may waive any notice required for the sending of any notice or document under any provision of the laws governing the Association or the By-laws and such waiver, whether given before or after the meeting or other event in respect of which a notice or document is required to be sent, shall cure any default in sending such notice or document. Any Member may waive any irregularity in any meeting of Members.

28

Restated [•], 2007. Witness the signatures of the President and Secretary of the Association.

President

Secretary

29

TAB 8

CONFIRMATION OF SPECIAL BY-LAW “H-1” (TRANSITION OF CHARGEX LTD. BACK TO ITS OWNERS)

In order to confirm changes to By-Law One of the Association, upon motion duly made, seconded, and unanimously carried, it was

RESOLVED, that SPECIAL BY-LAW “H-1” amending BY-LAW ONE of the Association, enacted and made by the Directors on July 9th, 2007, and attached hereto, is hereby confirmed as SPECIAL BY-LAW “H-1” of the Association.

TAB 9

VISA CANADA ASSOCIATION

ASSOCIATION VISA CANADA

SPECIAL BY-LAW “H-1”

BY-LAW AMENDMENTS—CHARGEX

1. The definition of “Chargex”, in Section 1.01. of ARTICLE 1. of BY-LAW ONE of the Association, which reads as follows, is hereby deleted:-

“Chargex” means the trade-mark CHARGEX owned by Chargex Ltd.—Chargex Ltée;

2. The definition: of “VISA Card Plan”, in Section 1.01. of ARTICLE 1. of BY-LAW ONE of the Association, is hereby amended as follows:-

“VISA Card Plan” means the aggregation of the individual VISA card plans (~~including the-Chargex-credit-card- plans~~) operated by Members using inter alia the VISA Plan Marks;

so that following confirmation of this SPECIAL BY-LAW “H-1” the definition of “VISA Card Plan” will read as follows:-

“VISA Card Plan” means the aggregation of the individual VISA card plans operated by Members using inter alia the VISA Plan Marks;

3. The definition of “VISA Plan Marks”, in Section 1.01. of ARTICLE 1. of BY-LAW ONE of the Association, is hereby amended as follows:-

“VISA Plan Marks” means ~~the trade mark “CHARGEX”,~~ the Blue, White and Gold colour bands design trade-mark, the trade-mark “VISA” or such other trade-marks as may be adopted from time to time;

so that following confirmation of this SPECIAL BY-LAW “H-1” the definition of “VISA Plan Marks” will read as follows:-

“VISA Plan Marks” means the Blue, White and Gold colour bands design trade-mark, the trade-mark “VISA” or such other trade-marks as may be adopted from time to time;

Visa Confidential	Mitchell Wolfe

Confidential information for distribution only to Members of Visa Canada Association.

Property of Visa Canada Association and subject to copyright.

4. Subparagraph (f) of Section 2.03. of ARTICLE 2. of BY-LAW ONE of the Association, which reads as follows, is hereby deleted:-

(f)	save in the case of an applicant for membership as a Cheque-Issuing Member, a General Plus Member, a Sponsored Plus Member, a TravelMoney-Issuing Member or a Participant Visa Cash Member, concurrently with its application for membership, the applicant has executed such license or licenses to use the trademark CHARGEX as the President or any two officers of the Association may prescribe in a form satisfactory to Chargex Ltd.—Chargex Ltée and Chargex Ltd.—Chargex Ltée has agreed to grant such license or licenses and has notified the Association that such license or licenses shall be granted upon the Association admitting the applicant to membership;

5. The first sentence of Section 2.20. of ARTICLE 2. of BY-LAW ONE of the Association is hereby amended as follows:-

2.20.

A Member whose membership is suspended pursuant to Section 2.17. or terminated pursuant to Section 2.19. (the “withdrawing Member”) shall not be entitled to any refund of any fees previously paid or payable (whether to the Association or otherwise) and shall continue to be responsible for any financial or other obligations, whether to other Members, to the Association, ~~to Chargex Ltd. Chargex Ltée,~~ to Visa International or otherwise, existing from its membership prior to termination involving the use of payment products issued or sold in association with the VISA Plan Marks, including, but not limited to, the use of an unexpired credit, charge and payment card or a

Visa Confidential	2	Mitchell Wolfe

Confidential information for distribution only to Members of Visa Canada Association.

Property of Visa Canada Association and subject to copyright.

prepaid or stored value card issued by the Member, arising under a merchant agreement made by that Member, involving the use of a travelers cheque bearing the Travelers Cheque Plan Marks issued by that Member, involving the use of a VISA TravelMoney Card bearing the TravelMoney Plan Marks, involving an operation or transaction made through the use of a Plus Program Card issued by that Member or involving the authorized or unauthorized use of an electronic cash dispensing device under the responsibility of that Member or involving the use of a stored value card bearing any VISA Cash Plan Mark issued by the Charter Member, the Partner Member or the General Member, arising under a merchant agreement made by the Charter Member, the Partner Member or the General Member or arising from value load activities in respect of VISA Cash Cards involving the Charter Member, the Partner Member or the General Member.

so that following confirmation of this SPECIAL BY-LAW “H-1” the first sentence of the said Section will read as follows:-

2.20.

A Member whose membership is suspended pursuant to Section 2.17. or terminated pursuant to Section 2.19. (the “withdrawing Member”) shall not be entitled to any refund of any fees previously paid or payable (whether to the Association or otherwise) and shall continue to be responsible for any financial or other obligations, whether to other Members, to the Association, to Visa International or otherwise, existing from its membership prior to termination involving the use of payment products issued or sold in association with the VISA Plan Marks, including, but not limited to, the use of an unexpired credit, charge and payment card or a prepaid or stored value card issued by the Member, arising under a merchant agreement made by that Member, involving the use of a travelers cheque bearing the Travelers Cheque Plan Marks issued by that Member, involving the use of a VISA TravelMoney Card bearing the TravelMoney Plan Marks, involving an operation or transaction made through the use of a Plus

Visa Confidential	3	Mitchell Wolfe

Confidential information for distribution only to Members of Visa Canada Association.

Property of Visa Canada Association and subject to copyright.

Program Card issued by that Member or involving the authorized or unauthorized use of an electronic cash dispensing device under the responsibility of that Member or involving the use of a stored value card bearing any VISA Cash Plan Mark issued by the Charter Member, the Partner Member or the General Member, arising under a merchant agreement made by the Charter Member, the Partner Member or the General Member or arising from value load activities in respect of VISA Cash Cards involving the Charter Member, the Partner Member or the General Member.

6. Section 5.06. of ARTICLE 5. of BY-LAW ONE of the Association is hereby amended as follows:-

5.06.	Location of Sales Volume. The location at which sales volume is deemed to arise shall be (i) for VISA Card Sales Volume and Non VISA Card Sales Volume, the country from which VISA cards ~~(including-Chargex-credit cards)~~-and other cards are issued or deemed to be issued and (ii) for Cheque Sales Volume, the country where travelers cheques are issued and sold. The locations of Plus Program Cards shall be the country from which such cards are issued. Only VISA Card Sales Volume, Non VISA Card Sales Volume and Cheque Sales Volume located in Canada shall be used for the purposes of the affairs of the Association.

so that following confirmation of this SPECIAL BY-LAW “H-1” the said Section will read as follows:-

5.06.

Location of Sales Volume. The location at which sales volume is deemed to arise shall be (i) for VISA Card Sales Volume and Non VISA Card Sales Volume, the country from which VISA cards and other cards are issued or deemed to be issued and (ii) for Cheque Sales Volume, the country where travelers cheques are issued and sold. The locations of Plus Program Cards shall be the country from which such cards are issued. Only VISA Card Sales Volume, Non VISA Card

Visa Confidential	4	Mitchell Wolfe

Confidential information for distribution only to Members of Visa Canada Association.

Property of Visa Canada Association and subject to copyright.

Sales Volume and Cheque Sales Volume located in Canada shall be used for the purposes of the affairs of the Association.

This is the draft of Special By-law “H-1” referred to in the minutes of the meeting of Directors held on 9 July 2007, and signed by the undersigned for identification.

Secretary of the Association

Visa Confidential	5	Mitchell Wolfe

Confidential information for distribution only to Members of Visa Canada Association.

Property of Visa Canada Association and subject to copyright.

TAB 10

APPLICATION FOR SUPPLEMENTARY LETTERS PATENT—TRANSFERABILITY

The Chairman noted to the meeting that in the context of the Restructuring the Association is required to amend its Letters Patent to permit the interest in the Association of any Member to be transferred only to Visa Inc. or a wholly-owned subsidiary of Visa Inc. In this regard he submitted to the Members Form 3 – Application For Supplementary Letters Patent and requested their approval of the said Application.

Upon motion duly made, seconded, and unanimously carried, it was

RESOLVED, that the Association apply for Supplementary Letters Patent to amend the Letters Patent of the Association, as amended, to add the following paragraph 6 to Item 7 – Special Provisions:-

6.	The interest in the Corporation of any Member may be transferred only to Visa Inc. or a wholly-owned subsidiary of Visa Inc.

TAB 11

For Ministry Use Only	Ontario Corporation Number
À I’usage exclusif du ministère	Numéro de la société en Ontario

855967

APPLICATION FOR SUPPLEMENTARY LETTERS PATENT REQUÊTE EN VUE D’OBTENIR DES LETTRES PATENTES SUPPLÉMENTAIRES
Form 3 Corporations Act	1.	Name of the applicant corporation: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la personne morale: (écrire en LETTERS MAJUSCULES SEULEMENT)

V I S A C A N A D A A S S O C I A T I O N A S S O C I A T I O N
Formula 3 Loi sur les personnes morales		V I S A C A N A D A

	2.	The name of corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
La dénomination sociale de la personne morale devient (le cas échéant) : (écrire en LETTRES MAJUSCULES SEULEMENT)

	3.	Date of incorporation/amalgamation:
		Date de la constitution ou de la fusion	1989	Sep	22
			Year/Année	Month/Mois	Day/Jour

	4.	The resolution authorizing this application was confirmed by the shareholders/members of the corporation on:
La résolution autorisant la présente requête a été retifiée
par les actionnaires ou membres de la personne morale le:
				Year/Année	Month/Mois	Day/Jour

under section 34 or 131 of the Corporations Act.
aux termes de l’article 34 ou 131 de la Loi sur les personnes morales.

	5.	The corporation applies for the issue of supplementary letters patent to provide as follows:
La personne morale demande la délivrance de lettres patentes supplémentaires qui prévoient ce qui suit:

07108 (12/2003)

1

“RESOLVED:-

That the Corporation apply for Supplementary Letters Patent to amend the Letters Patent of the Corporation, as amended, to add the following paragraph 6 to Item 7—Special Provisions:-

6.	The interest in the Corporation of any Member may be transferred only to Visa Inc. or a wholly-owned subsidiary of Visa Inc.”

This application is executed in duplicate

La présente requéte est faite en double exemplaire.

VISA CANADA ASSOCIATION

ASSOCIATION VISA CANADA

Current Name of Corporation

Dénomination sociale actuelle de la personne morale

By

Par:

President
Signature	Description of Office
Signature	Fonction

Secretary
Signature	Description of Office
Signature	Fonction

2

TAB 12

APPLICATION FOR SUPPLEMENTARY LETTERS PATENT—CONVERSION

Again, in the context of the Restructuring, the Association is required to amend its Letters Patent to convert it into a corporation with share capital (the “Conversion”). In this regard he submitted to the Members Form 3—Application For Supplementary Letters Patent and requested their approval of the said Application.

Upon motion duly made, seconded, and unanimously carried, it was

RESOLVED, that the Corporation apply for Supplementary Letters Patent to convert it into a corporation with share capital (the “Conversion”) and, in conformity with Section 131(4) of Part III of the Corporations Act, the Letters Patent of the Corporation, as amended, are amended further to:-

(1)	change the name of the Corporation from Visa Canada Association—Association Visa Canada to

VISA CANADA INC.

The Corporation is not insolvent within the meaning of subsection 19(4) of Ontario Regulation 181.

(2)	remove from Item 4 the statement “The Corporation shall not maintain a clubhouse or similar premises.” and to substitute therefor “N/A”

(3)	remove from Item 6 the following objects -

“to establish and operate an association of banks and other financial institutions which participate in payment systems (including, but not limited to, credit or charge cards, debit cards and travellers cheques) and to act as the membership association for Canada in the worldwide organization known as Visa International Service Association, or any successor thereto.

In addition, the objects of the Corporation shall be the operation, development, improvement and promotion of such payment systems and, without limiting the generality of the foregoing, shall include:-

(a)	the establishment and use of compatible systems, including forms, methods, procedures, standards, training programs and services, and interchange systems using data transmission facilities and devices;

(b)	the restriction of advertising, including the use of neutral advertising;

(c)	the establishment and coordination of programs to control fraud and related problems;

(d)	the use in common with its members of facilities and the conduct of joint research and development;

(e)	the introduction of new products and services for users of such payment systems;

(f)	the collection and exchange of statistics and operating and other information;

(g)	the cooperation with and exercise of membership rights in other provincial, national and international organizations, including organizations with objects analogous to those of the Corporation;

and such complementary objects not inconsistent with the foregoing, including the advancement of the interests of its members.”

and to add to Item 6 the following objects -

“to carry on business related to the operation of payment systems including, but not limited to, credit or charge cards, debit cards and travelers cheques”

(4)	fix the authorized capital of the Corporation at $2,300 divided into 23,000,000 common shares of a par value of $0.0001 each

(5)	fix the following as the terms and conditions on which the Members will become shareholders:-

The Members of the Corporation shall be entitled to receive the number of common shares of the Corporation set out opposite their respective names, as follows:-

Name of Member	Number of Common Shares
•	•
•	•
•	•
•	•

(6)	remove from Item 7 – Special Provisions all of the following:-

“1.	The Corporation may invest and deal with its moneys not immediately required for its objects in such manner as may be determined by its directors from time to time.

2.	The directors may pass by-laws,

(a)	for borrowing money on the credit of the Corporation; or

(b)	for issuing, selling or pledging securities of the Corporation; or

(c)	for charging, mortgaging, hypothecating or pledging all or any of the real or personal property, present and future, of the Corporation, including book debts and unpaid calls, rights, powers, franchises and undertaking, to secure any securities or any money borrowed, or other debt, or any other obligations or liability of the Corporation.

3.	The Corporation shall be carried on without the purpose of gain for its members and any profits or other accretions to the Corporation shall be used in promoting it objects.

4.	Upon the dissolution of the Corporation and after the payment of all debts and liabilities, its remaining property shall be distributed or disposed of to an organization or organizations having cognate or similar objects.

5.	Any meeting of the Members of the Corporation may be held at any one of the following places outside Ontario:-

Vancouver, British Columbia

Calgary, Alberta

Montreal, Quebec

Quebec City, Quebec

San Francisco, California

Milan, Italy

6.	The interest in the Corporation of any Member may be transferred only to Visa Inc. or a wholly-owned subsidiary of Visa Inc.”

(7)	add to Item 7 – Special Provisions the following:-

“1.	The shares of the Corporation shall not be transferred without the consent of either (i) the directors evidenced by a resolution passed or signed by them and recorded in the books of the Corporation or (ii) the holders of a majority in number of the outstanding voting shares of the Corporation.

2.	Securities of the Corporation, other than shares and non-convertible debt securities, shall not be transferred without compliance with the restrictions on transfer contained in the applicable securityholders’ agreement or, absent any such restrictions, shall not be transferred without the consent of the Secretary of the Corporation.”

TAB 13

For Ministry Use Only	Ontario Corporation Number
À l’usage exclusif du ministère	Numéro de la société en Ontario

855967

APPLICATION FOR SUPPLEMENTARY LETTERS PATENT REQUÊTE EN VUE D’OBTENIR DES LETTRES PATENTES SUPPLÉMENTAIRES
Form 3 Corporations Act	1.	Name of the applicant corporation: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la personne morale: (écrire en LETTERS MAJUSCULES SEULEMENT)

V I S A C A N A D A A S S O C I A T I O N A S S O C I A T I O N
Formula 3 Loi sur les personnes morales		V I S A C A N A D A

	2.	The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
La dénomination sociale de la personne morale devient (le cas échéant) : (écrire en LETTRES MAJUSCULES SEULEMENT)

V I S A C A N A D A I N C .

	3.	Date of incorporation/amalgamation:
		Date de la constitution ou de la fusion	1989	Sep	22
			Year/Année	Month/Mois	Day/Jour

	4.	The resolution authorizing this application was confirmed by the shareholders/members of the corporation on:
La résolution autorisant la présente requête a été retifiée
par les actionnaires ou membres de la personne morale le:
				Year/Année	Month/Mois	Day/Jour

under section 34 or 131 of the Corporations Act.
aux termes de l’article 34 ou 131 de la Loi sur les personnes morales.

	5.	The corporation applies for the issue of supplementary letters patent to provide as follows:
La personne morale demande la délivrance de lettres patentes supplémentaires qui prévoient ce qui suit:

07108 (12/2003)

1

“RESOLVED:-

That the Corporation apply for Supplementary Letters Patent to convert it into a corporation with share capital (the “Conversion”) and, in conformity with Section 131(4) of Part III of the Corporations Act, the Letters Patent of the Corporation, as amended, are amended further to:-

(1)	change the name of the Corporation from Visa Canada Association -Association Visa Canada to

VISA CANADA INC.

The Corporation is not insolvent within the meaning of subsection 19(4) of Ontario Regulation 181.

(2)	remove from Item 4 the statement “The Corporation shall not maintain a clubhouse or similar premises.” and to substitute therefor “N/A”

(3)	remove from Item 6 the following objects -

“to establish and operate an association of banks and other financial institutions which participate in payment systems (including, but not limited to, credit or charge cards, debit cards and travellers cheques) and to act as the membership association for Canada in the worldwide organization known as Visa International Service Association, or any successor thereto.

In addition, the objects of the Corporation shall be the operation, development, improvement and promotion of such payment systems and, without limiting the generality of the foregoing, shall include:-

(a)	the establishment and use of compatible systems, including forms, methods, procedures, standards, training programs and services, and interchange systems using data transmission facilities and devices;

(b)	the restriction of advertising, including the use of neutral advertising;

(c)	the establishment and coordination of programs to control fraud and related problems;

(d)	the use in common with its members of facilities and the conduct of joint research and development;

(e)	the introduction of new products and services for users of such payment systems;

[OR - DRAFT - 16August2007]

1A

(f)	the collection and exchange of statistics and operating and other information;

(g)	the cooperation with and exercise of membership rights in other provincial, national and international organizations, including organizations with objects analogous to those of the Corporation;

and such complementary objects not inconsistent with the foregoing, including the advancement of the interests of its members.”

and to add to Item 6 the following objects -

“to carry on business related to the operation of payment systems including, but not limited to, credit or charge cards, debit cards and travelers cheques”

(4)	fix the authorized capital of the Corporation at $2,300 divided into 23,000,000 common shares of a par value of $0.0001 each

(5)	fix the following as the terms and conditions on which the Members will become shareholders:-

The Members of the Corporation shall be entitled to receive the number of common shares of the Corporation set out opposite their respective names, as follows:-

Name of Member	Number of Common Shares
•	•
•	•
•	•
•	•

(6)	remove from Item 7—Special Provisions all of the following:-

“1.	The Corporation may invest and deal with its moneys not immediately required for its objects in such manner as may be determined by its directors from time to time.

2.	The directors may pass by-laws,

(a)	for borrowing money on the credit of the Corporation; or

[OR - DRAFT - 16 August 2007]

1B

(b)	for issuing, selling or pledging securities of the Corporation; or

(c)	for charging, mortgaging, hypothecating or pledging all or any of the real or personal property, present and future, of the Corporation, including book debts and unpaid calls, rights, powers, franchises and undertaking, to secure any securities or any money borrowed, or other debt, or any other obligations or liability of the Corporation.

3.	The Corporation shall be carried on without the purpose of gain for its members and any profits or other accretions to the Corporation shall be used in promoting it objects.

4.	Upon the dissolution of the Corporation and after the payment of all debts and liabilities, its remaining property shall be distributed or disposed of to an organization or organizations having cognate or similar objects.

5.	Any meeting of the Members of the Corporation may be held at any one of the following places outside Ontario:-

Vancouver, British Columbia Calgary, Alberta Montreal, Quebec Quebec City, Quebec San Francisco, California Milan, Italy

6.	The interest in the Corporation of any Member may be transferred only to Visa Inc. or a wholly-owned subsidiary of Visa Inc.”

(7)	add to Item 7 – Special Provisions the following:-

“1.	The shares of the Corporation shall not be transferred without the consent of either (i) the directors evidenced by a resolution passed or signed by them and recorded in the books of the Corporation or (ii) the holders of a majority in number of the outstanding voting shares of the Corporation.

2.	Securities of the Corporation, other than shares and non-convertible debt securities, shall not be transferred without compliance with the restrictions on transfer contained in the applicable securityholders’ agreement or, absent any such restrictions, shall not be transferred without the consent of the Secretary of the Corporation.”

[OR-DRAFT- 16August2007]

1C

This application is executed in duplicate

La présente requête est faite en double exemplaire.

VISA CANADA ASSOCIATION ASSOCIATION VISA CANADA
Current Name of Corporation
Denomination sociale actuelle de la personne morale

By

Par:

President
Signature	Description of Office
Signature	Fonction

Secretary
Signature	Description of Office
Signature	Fonction

2

TAB 14

ARTICLES OF AMENDMENT

Upon motion duly made, seconded, and unanimously carried, it was

RESOLVED, that the Corporation apply for a Certificate of Amendment under Section 168 of the Business Corporations Act (Ontario) to:-

(1)	change the number of directors from a fixed number of 8 to a minimum of 1 and a maximum of 10

(2)	remove the objects of the Corporation, thus providing no restrictions on the business the Corporation may carry on or on the powers the Corporation may exercise

(3)	change the authorized capital of the Corporation from “$2,300 divided into 23,000,000 common shares of a par value of $0.0001 each” to “common shares – unlimited number”

(4)	remove the following from the Special Provisions and add it as a restriction on the transfer of shares:-

“The shares of the Corporation shall not be transferred without the consent of either (i) the directors evidenced by a resolution passed or signed by them and recorded in the books of the Corporation or (ii) the holders of a majority in number of the outstanding voting shares of the Corporation.”

(5)	remove the following from the Special Provisions and add it to the Other Provisions:-

“Securities of the Corporation, other than shares and non-convertible debt securities shall not be transferred without compliance with the restrictions on transfer contained in the applicable securityholders’ agreement or, absent any such restrictions, shall not be transferred without the consent of the Secretary of the Corporation.”

TAB 15

For Ministry Use Only À l’usage exclusif du ministère	Ontario Corporation Number Numéro de la société en Ontario

855967

ARTICLES OF AMENDMENT STATUTS DE MODIFICATION

Form 3 Business Corporations	1.	The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS) Dénomination sociale actuelle de la société: (écrire en LETTRES MAJUSCULES SEULEMENT):
Act		V I S A C A N A D A I N C .

Formule 3 Loi sur les sociétés par actions

	2.	The name of the corporation is changed to (if applicable ): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s’il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

	3.	Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

1989-09-22
(Year, Month, Day)
(année, mois, jour)

	4.	Complete only if there is a change in the number of directors or the minimum / maximum number of directors,
Il faut remplir cette partie seulement si le nombre d’administrateurs ou si le nombre minimal ou maximal d’administrateurs a changé.

		Number of directors is/are:	or	minimum and maximum number of directors is/are:
		Nombre d’administrateurs :	ou	nombres minimum et maximum d’administrateurs :

		Number	or	minimum and maximum
		Nombre	ou	minimum et maximum
				1	10

	5.	The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon sulvante :

07119 (03/2003)

“RESOLVED:

That the Corporation apply for a Certificate of Amendment under Section 168 of the Business Corporations Act (Ontario) to:-

(1)	change the number of directors from a fixed number of 8 to a minimum of 1 and a maximum of 10

(2)	remove the objects of the Corporation, thus providing no restrictions on the business the Corporation may carry on or on the powers the Corporation may exercise

(3)	change the authorized capital of the Corporation from “$2,300 divided into 23,000,000 common shares of a par value of $0.0001 each” to “common shares—unlimited number”

(4)	remove the following from the Special Provisions and add it as a restriction on the transfer of shares:-

“The shares of the Corporation shall not be transferred without the consent of either (i) the directors evidenced by a resolution passed or signed by them and recorded in the books of the Corporation or (ii) the holders of a majority in number of the outstanding voting shares of the Corporation.”

(5)	remove the following from the Special Provisions and add it to the Other Provisions:-

“Securities of the Corporation, other than shares and non-convertible debt securities, shall not be transferred without compliance with the restrictions on transfer contained in the applicable securityholders’ agreement or, absent any such restrictions, shall not be transferred without the consent of the Secretary of the Corporation.’”

[OR – DRAFT – 30 July 2007]

1A

6.	The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la Loi sur les sociétés par actions.

7.	The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

VISA CANADA INC.

(Name of Corporation) (If the name is to be changed by these articles set out current name)

(Denomination sociale de la société) (Si l’on demande un changement de nom, indiquer ci-deseus la dénomination sociale actuelle).

By/
Par:

Secretary
(Signature)	(Description of Office)
(Signature)	(Fonction)

07118 (03/2003)

2

TAB 16

For Ministry Use Only À l’usage exclusif du ministère	Ontario Corporation Number Numero de la société en Ontario 855967

RESTATED ARTICLES OF INCORPORATION STATUTS CONSTITUTIFS MIS À JOUR

Form 5 Business Corporations Act Formule 5 Loi sur les sociètés par action	1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS) Dénomination sociale de la société : (Ecrire en LETTRES MAJUSCULES SEULEMENT)
V I S A C A N A D A I N C .

2. Date of incorporation/amalgamation: Date de la constitutioon ou de la fusion : 1989 Sep 22
Year, Month, Day / annee, mois, jour
3. The address of the registered office is: Adresse du siège social :
Suite 3710, 40 King Street West
Street & Number or R.R. Number & if Multi-Office Building give Room No. / Rue el numéro ou numéro de la R.R. et, s’il s’agit d’un édifice à bureaux, numéro du bureau

Toronto	ONTARIO	M | 5 | H | 3 | Y | 2

Name of Municipality or Post Office / Nom de la municipalité ou du bureau de poste	Postal Code/Code postal

4.Number of directors is: Nombre d’administrateurs :	Fixed number Nombre fixe	OR minimum and maximum OU minimum et maximum	1 | 10

5. The director(s) is/are: / Administrateur(s) :

First name, middle names and surname	Address for service, giving Street & No. or R.R No., Municipality, Province, Country and Postal Code	Resident Canadian State ‘Yes’ or ‘No’
Prénom, autres prénoms et nom de famille	Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal	Résident canadien Oui/Non

Derek A. FRY	6 Maple Bush Trail, R.R. 3, Stouffville, Ontario. L4A 7X4	Yes

Mitchell S. WOLFE	30 Wellington Street East, Suite 202, Toronto, Ontario. M5E 1S3	Yes

07120E (6/2007)	[OR – Draft – 16 August 2007]

1

6.      Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.

Limites, s’il y a lieu, imposées aux activités commerciales ou aux pourvoirs de la société.

NONE

7.      The classes and any maximum number of shares that the corporation is authorized to issue:

Catégories et nombre maximal, s’il y a lieu, d’actions que la société est autorisée à émettre:

COMMON SHARES—UNLIMITED NUMBER

07120E (06/2007)	[OR – Draft – 18June2007]

2

8.	Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:

Droits, privilèges, restrictions et conditions, s’il y a lieu, rattachés à chaque catégorie d’actions et pouvoirs des administrateurs relatifs à chaque catégorie d’actions qui peut étre émise en série :

NONE

07120E (06/2007)	[OR – Draft – 18 June 2007]

3

9.	The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:

L’émission, le transfert ou la propriété d’actions est/n’est pas restreint. Les restrictions, s’il y a lieu, sont les suivantes :

The shares of the Corporation shall not be transferred without the consent of either (i) the directors evidenced by a resolution passed or signed by them and recorded in the books of the Corporation or (ii) the holders of a majority in number of the outstanding voting shares of the Corporation.

10.	Other provisions (if any):

Autres dispositions, s’il y a lieu :

Securities of the Corporation, other than shares and non-convertible debt securities, shall not be transferred without compliance with the restrictions on transfer contained in the applicable securityholders’ agreement or, absent any such restrictions, shall not be transferred without the consent of the Secretary of the Corporation.

07120E (06/2007)	[OR – Draft – 18June2007]

4

11.	These restated articles of incorporation correctly set out the corresponding provisions of the articles of incorporation as amended and supersede the original articles of incorporation and all the amendments thereto.

Les présents statuts constitutifs mis à jour énoncent correctement les dispositions correspondantes des statuts constitutifs telles qu’elles sont modifiées et remplacent les statuts constitutifs et les modifications qui y’ont été apportées.

These articles are signed in duplicate.

Les présents statuts sont signés en double exemplaire.

VISA CANADA INC.

Name of Corporation / Dénomination sociale de la société

By/
Par

Signature / Signature

Mitchell S. Wolfe
Print name of signatory / Nom du signataire en lettres moutées

Secretary
Description of Office / Fonction

These articles must be signed by an officer or director of the corporation (e.g. president, secretary)

Ces statuts doivent être signés par un administrateur ou un dirigeant de la société (p. ex. : président, secrétaire).

07120E (06/2007)	[OR – Draft – 16August2007]

5

TAB 17

AMALGAMATION AGREEMENT

Upon motion duly made, seconded, and unanimously carried, it was

RESOLVED, that the Association, upon becoming a corporation subject to the Business Corporations Act (Ontario), and 1734313 Ontario Inc. amalgamate and continue as one corporation under the name VISA CANADA INC. pursuant to the provisions of Section 175 of the said Act;

And be it further

RESOLVED, that the Amalgamation Agreement, setting out the terms and means of effecting such amalgamation, approved by the Directors of the Association and submitted to the Members of the Association, is hereby approved and adopted.

AMALGAMATION AGREEMENT made as of the • day of •, 2007.

AMONG:

VISA CANADA INC., a corporation duly incorporated under the laws of Ontario, having its registered office at Suite 3710, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3Y2

(hereinafter called “Visa Canada”)

-and-

1734313 ONTARIO INC., a corporation duly incorporated under the laws of Ontario, having its registered office at Suite 3710, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3Y2

(hereinafter called “Visa Canada Merger Sub”)

-and-

VISA INC., a corporation duly incorporated under the laws of Delaware, having a principal place of business at 900 Metro Center Boulevard, Foster City, California, 94105

WHEREAS Visa Canada and Visa Canada Merger Sub (together, the “Amalgamating Companies”, and individually, an “Amalgamating Company”) are governed by the provisions of the Business Corporations Act (Ontario);

AND WHEREAS the Amalgamating Companies, having made full disclosure each to the other of all their respective assets and liabilities, have determined that it is desirable that their amalgamation be effected and, acting under the authority contained in the Business Corporations Act (Ontario), the Amalgamating Companies have agreed to amalgamate and continue as one corporation upon the terms and conditions hereinafter set out.

NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained (the adequacy of which is hereby mutually admitted), the parties hereto agree as follows:

ARTICLE I

INTERPRETATION

1.1	Definitions—Whenever used in this Agreement, the following words and terms shall have the respective meanings ascribed to them as follows:

(a)	“Act” means the Business Corporations Act (Ontario), as heretofore enacted or as the same may from time to time be amended or re-enacted, or any other legislation hereafter enacted in substitution therefor or replacement hereof, and includes any regulations heretofore or hereafter made pursuant to such Act or other legislation, and any term defined in the Act and not otherwise defined herein is used in this Agreement with the same meaning.

(b)	“Agreement” means this amalgamation agreement and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this amalgamation agreement.

(c)	“Amalgamating Companies” means Visa Canada and Visa Canada Merger Sub.

(d)	“Board” means the board of directors of the Corporation, it being understood that references herein to matters to be decided by the Board shall not be in derogation of the rights of the Board pursuant to the provisions of the Act.

(e)	“Corporation” means the amalgamated corporation continuing from the amalgamation of the Amalgamating Companies.

(f)	“Redeemable Preferred Shares” means the redeemable preferred shares in the capital of the Corporation having the rights, privileges, restrictions and conditions set forth in Schedule “A” hereto.

ARTICLE II

IMPLEMENTATION

2.1	Effective Date—The Amalgamating Companies shall amalgamate under the provisions of the Act effective as of • [a.m./p.m.] on the date of the certificate of amalgamation issued by the Director under the Act. After the amalgamation has been adopted, subject to Section 2.3 hereof, articles of amalgamation in prescribed form shall be sent to the Director under the Act, together with all other documents necessary to bring the amalgamation into effect.

2.2	Effect—Upon the articles of amalgamation of the Corporation becoming effective:

(a)	the Amalgamating Companies are amalgamated and continue as one corporation under the terms and conditions prescribed in this Agreement;

(b)	the Amalgamating Companies cease to exist as entities separate from the Corporation;

(c)	the Corporation possesses all the property, rights, privileges and franchises and is subject to all liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of the Amalgamating Companies;

(d)	a conviction against, or ruling, order or judgment in favour or against either Amalgamating Company may be enforced by or against the Corporation;

(e)	the articles of amalgamation are deemed to be the articles of incorporation of the Corporation and, except for the purposes of subsection 117(1) of the Act, the certificate of amalgamation is deemed to be the certificate of incorporation of the Corporation; and

(f)	the Corporation shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against an Amalgamating Company before the amalgamation has become effective.

2.3	Termination—Notwithstanding the approval of this Agreement by their shareholders, the board of directors of either of the Amalgamating Companies, without further shareholder approval, may terminate the amalgamation and this Agreement at any time before the issuance of a certificate of amalgamation.

ARTICLE III

FORMATION AND ORGANIZATION

3.1	Name—The name of the Corporation shall be VISA CANADA INC.

3.2	Authorized Shares—The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Redeemable Preferred Shares. The rights, privileges, restrictions and conditions attaching to each class of shares of the Corporation are described in Schedule “A” to this Agreement.

3.3	Restriction on Business—There shall be no restrictions on the business that the Corporation may carry on.

3.4	Registered Office—Until changed in accordance with the Act, the place in Ontario where the registered office of the Corporation is to be situated in the City of Toronto in the Province of Ontario at Suite 3710, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3Y2.

3.5	Restriction on Transfer—The shares of the Corporation shall not be transferred without the consent of either (i) the directors evidenced by a resolution passed or signed by them and recorded in the books of the Corporation or (ii) the holders of a majority in number of the outstanding voting shares of the Corporation.

3.6	Other Provisions—The articles of amalgamation of the Corporation shall contain the following other provisions:

Securities of the Corporation, other than shares and non-convertible debt securities, shall not be transferred without compliance with the restrictions on transfer contained in the applicable securityholders’ agreement or, absent any such restrictions, shall not be transferred without the consent of the Secretary of the Corporation.

3.7	By-laws—The by-laws of the Corporation shall be those of Visa Canada Merger Sub, a copy of which may be examined at Suite 3710, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3Y2.

ARTICLE IV

DIRECTORS AND OFFICERS

4.1	Directors—Until changed in accordance with the Act, the Board shall consist of such number of directors, being not more than ten (10) and not less than one (1), as the directors may from time to time determine. Initially the directors of the Corporation shall be the persons named below, whose resident Canadian status and addresses are set out opposite their respective names:

NAME	ADDRESS	RESIDENT CANADIAN
		Yes	No
Derek A. Fry	6 Maple Bush Trail, R.R. 3, Stouffville, Ontario. L4A 7X4	✓

Mitchell S. Wolfe	30 Wellington Street East, Suite 202, Toronto, Ontario. M5E 1S3	✓

The said directors shall hold office until the first meeting of shareholders of the Corporation, or until their successors are elected or appointed. Subject to the provisions of the Act, the Board shall manage or supervise the management of the business and affairs of the Corporation.

4.2	Officers—Initially the persons named below shall hold the office or offices in the Corporation set out opposite their respective names until their successors are duly elected or appointed:

NAME	OFFICE
•	Chairman of the Board

Derek A. Fry	President

Tim Wilson	Senior Vice-President, Strategy, Finance & Administration

Mitchell S. Wolfe	Senior Vice-President, General Counsel and Secretary

NAME	OFFICE
Philip Andreae	Vice-President, Emerging Products

Mike Bradley	Vice-President, Emerging Technologies

Amanda Capern	Vice-President, Operations Services & Support

Michael D. Hayes	Vice-President, Operations, Infrastructure & Risk

G. Frank Van Nie	Vice-President, Relationship Management

Brenda J. Woods	Vice-President, Marketing

Rachel Brandes	Treasurer

Amy Gaskin	Assistant-Secretary

Catherine Fabricius	Assistant-Treasurer

Paul Leuschner	Assistant-Treasurer

ARTICLE V

ISSUED SHARES

5.1	Conversion—At the time that the amalgamation of the Amalgamating Companies becomes effective:

(a)	each issued and outstanding common share of Visa Canada (other than common shares of Visa Canada held by Visa Canada Merger Sub) shall be converted into one (1) Redeemable Preferred Share and an amount equal to the Redemption Price (as defined in Schedule “A” to this Agreement) of the Redeemable Preferred Shares shall be added to the stated capital account maintained by the Corporation for the Redeemable Preferred Shares;

(b)	the issued and outstanding common shares of Visa Canada Merger Sub shall be converted into 100 common shares of the Corporation and the stated capital of such common shares of Visa Canada Merger Sub less the amount added to the stated capital account maintained by the Corporation for the Redeemable Preferred Shares pursuant to Section 5.1(a) above shall be added to the stated capital account maintained by the Corporation for its common shares; and

(c)	all of the common shares of Visa Canada held by Visa Canada Merger Sub shall be cancelled without any payment therefor.

5.2	Share Certificates—After the amalgamation becomes effective, the shareholders of the Amalgamating Companies may, and when requested by the Corporation shall, surrender for cancellation the certificates representing shares held by them in their respective Amalgamating Company, and shall be entitled to receive, upon request, certificates for shares in accordance with Article V of this Agreement on the basis aforesaid.

5.3	Visa Inc. Obligation—Upon the redemption of Redeemable Preferred Shares as described in Schedule “A” to this Agreement, Visa Inc. shall forthwith issue to the Corporation the requisite number of Class Canada Common Stock to be received by such holder of such Redeemable Preferred Shares and shall deliver or cause to be delivered to such holder of such Redeemable Preferred Shares the requisite number of Class Canada Common Stock, as the Corporation shall direct. All such Class Canada Common Stock shall be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

ARTICLE VI

MISCELLANEOUS

6.1	Governing Law—This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

[THE REMAINDER OF THIS PAGE HAS INTENTIONALLY BEEN LEFT BLANK]

IN WITNESS WHEREOF this Agreement has been duly executed by the parties hereto as witnessed by the signatures of their proper officers in that behalf.

DATED this • day of •, 2007.

VISA CANADA INC.	1734313 ONTARIO INC.

Per:	Per:
Name:	Name:
Title:	Title:

VISA INC.

Per:
Name:
Title:

SCHEDULE “A”

COMMON SHARES AND REDEEMABLE PREFERRED SHARES

The shares of the Corporation shall consist of an unlimited number of common shares and an unlimited number of Redeemable Preferred Shares and the rights, privileges, restrictions and conditions attaching to each class of shares are as follows:

I.	DIVIDENDS.

Redeemable Preferred Shares. The holders of record of the Redeemable Preferred Shares shall be entitled to receive in each fiscal year of the Corporation if and when declared by the directors of the Corporation fixed non-cumulative preferential dividends at the rate of $0.01 per share per annum, and no more. No dividend shall at any time be declared and paid or set apart for payment on any other class of shares unless dividends at the rate of $0.01 per share per annum on all of the then outstanding Redeemable Preferred Shares shall have been declared and paid or set apart for payment during such fiscal year.

Common Shares. Subject to the prior payment of the above-mentioned dividends on the Redeemable Preferred Shares, the holders of record of the common shares shall be entitled to receive in each fiscal year of the Corporation any dividend declared thereon by the directors of the Corporation.

General. All dividends declared on the Redeemable Preferred Shares or on the common shares of the Corporation shall be payable at such times and in such amounts and at such place or places as the directors of the Corporation may from time to time determine.

II.	REDEMPTION—REDEEMABLE PREFERRED SHARES.

Subject to the laws governing the Corporation, the Corporation shall, as soon as practicable following the issuance of the Redeemable Preferred Shares, redeem all of the Redeemable Preferred Shares at the redemption price of each such Redeemable Preferred Share being an amount equal to the fair market value of one share of the Class Canada Common Stock of Visa Inc., a Delaware corporation, on the date of such redemption (the “Redemption Price”).

No notice of redemption or other act or formality on the part of the Corporation shall be required to redeem the Redeemable Preferred Shares.

Payment of the Redemption Price shall be satisfied by the delivery to each holder of Redeemable Preferred Shares being redeemed pursuant to the provisions of this Section II, of one fully paid and non-assessable share of Class Canada Common Stock of Visa Inc. for each Redeemable Preferred Share being redeemed. Following payment of the Redemption Price, the holders of the Redeemable Preferred Shares shall have no further rights in or against the Corporation in respect of such shares.

III.	LIQUIDATION.

Redeemable Preferred Shares. In the event of the liquidation or dissolution of the Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding up its affairs, no sum shall be paid to nor shall any assets be distributed among the holders of the common shares until there shall have been paid to the holders of the Redeemable Preferred Shares an amount per share equal to the Redemption Price thereof, plus an amount equal to any dividends then declared thereon and remaining unpaid, and the holders of the Redeemable Preferred Shares shall be entitled to be paid equally and rateably all such moneys out of the assets of the Corporation by preference over and in priority to the holders of the common shares.

Common Shares. In the event of the liquidation or dissolution of the Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding up its affairs and subject to the prior right of the holders of the Redeemable Preferred Shares, the remaining assets and funds of the Corporation shall be divided among and paid to the holders of the common shares.

IV.	VOTING.

Redeemable Preferred Shares. The holders of the Redeemable Preferred Shares shall not be entitled to receive notice of or to attend and vote at meetings of shareholders of the Corporation.

Common Shares. The holders of the common shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Corporation (other than meetings of the holders of another class of shares) and shall have on a poll one vote in respect of each outstanding common share held by them.

TAB 18

For Ministry Use Only À l’usage exclusif du ministère	Ontario Corporation Number Numéro de la société en Ontario

ARTICLES OF AMALGAMATION STATUTS DE FUSION

Form 4 Business Corporations Act	1.	The name of the amalgamated corporation is: (Set out in BLOCK CAPITAL LETTERS) Dénomination sociale de la société issue de la fusion (écrire en LETTRES MAJUSCULES SEULEMENT):
V I S A C A N A D A I N C .
Formule 4 Loi sur les sociétés par actions

	2.	The address of the registered office is: Adresse du siège social :

Suite 3710, 40 King Street West
(Street & Number or R.R. Number & if Multi-Office Building give Room No.) (Rue et numéro, ou numéro de la R.R. et, s’il s’agit d’un édifice à bureaux, numéro du bureau)
		City of Toronto		Ontario	M5H 3Y2
		(Name of Municipality or Post Office) (Nom de la municipalité ou du bureau de poste)			(Postal Code / Code postal)

	3.	Number of directors is/are:	or	minimum and maximum number of directors is/are:
		Nombre d’administrateurs :	ou	nombres minimum et maximum d’administrateurs :
		Number	or	minimum and maximum
		Nombre	ou	minimum et maximum

1 10

	4.	The director(s) is/are: Administrateur(s) :
		First name, middle names and surname		Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code	Resident Canadian State ‘Yes’ or ‘No’
		Prénom, autres prénoms et nom de famille		Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal	Résident canadien Oui/Non

		Derek A. FRY		6 Maple Bush Trail, R.R. 3, Stouffville, Ontario. L4A 7X4	Yes

		Mitchell S. WOLFE		30 Wellington Street East Suite 202, Toronto, Ontario. M5E 1S3	Yes

07121 (08/2005)

1

5.	Check A or B

Cocher A ou B

☒	A)	The amalgamation agreement has been duly adopted by the shareholders of each of the amalgamating corporations as required by subsection 176 (4) of the Business Corporations Act on the date set out below.
	A)	Les actionnaires de chaque société qui fusionnne ont dûment adopté la convention de fusion conformément au paragraphs 176(4) de la Loi sur les sociétés par actions à la date mentionnée ci-dessous.

or

ou

☐	B)	The amalgamation has been approved by the directors of each amalgamating corporation by a resolution as required by section 177 of the Business Corporations Act on the date set out below.
	B)	Les administrateurs de chaque société qui fusionne ont approuvé la fusion par voie de résolution conformément à l’article 177 de la Loi sur les sociétés par actions à la date mentionnée ci-dessous.

The articles of amalgamation in substance contain the provisions of the articles of incorporation of Les statuts de fusion reprennent essentiellement les dispositions des statuts constitutifs de and are more particularly set out in these articles. et sont énoncés textuellement aux présents statuts.

Names of amalgamating corporations Dénomination sociale des sociétés qui fusionnent	Ontario Corporation Number Numéro de la société en Ontario	Date of Adoption/Approval Date d’adoption ou d’approbation Year / année Month / mois Day / jour
VISA CANADA INC.

1734313 ONTARIO INC.	1734313

07121 (08/2005)

2

6.	Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.

Limites, s’il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la société.

NONE

7.	The classes and any maximum number of shares that the corporation is authorized to issue:

Catégories et nombre maximal, s’il y a lieu, d’actions que la société est autorisée à émettre:

COMMON SHARES – UNLIMITED NUMBER

REDEEMABLE PREFERRED SHARES – UNLIMITED NUMBER

07121 (08/2005)

3

8.	Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:

Droits, privilèges, restrictions et conditions, s’il y a lieu, rattachés à chaque catégorie d’actions et pouvoirs des administrateurs relatifs à chaque catégorie d’actions qui peut être émise en série:

I.	DIVIDENDS.

Redeemable Preferred Shares. The holders of record of the Redeemable Preferred Shares shall be entitled to receive in each fiscal year of the Corporation if and when declared by the directors of the Corporation fixed non-cumulative preferential dividends at the rate of $0.01 per share per annum, and no more. No dividend shall at any time be declared and paid or set apart for payment on any other class of shares unless dividends at the rate of $0.01 per share per annum on all of the then outstanding Redeemable Preferred Shares shall have been declared and paid or set apart for payment during such fiscal year.

Common Shares. Subject to the prior payment of the above-mentioned dividends on the Redeemable Preferred Shares, the holders of record of the common shares shall be entitled to receive in each fiscal year of the Corporation any dividend declared thereon by the directors of the Corporation.

General. All dividends declared on the Redeemable Preferred Shares or on the common shares of the Corporation shall be payable at such times and in such amounts and at such place or places as the directors of the Corporation may from time to time determine.

II.	REDEMPTION – REDEEMABLE PREFERRED SHARES.

Subject to the laws governing the Corporation, the Corporation shall, as soon as practicable following the issuance of the Redeemable Preferred Shares, redeem all of the Redeemable Preferred Shares at the redemption price of each such Redeemable Preferred Share being an amount equal to the fair market value of one share of the Class Canada Common Stock of Visa Inc., a Delaware corporation, on the date of such redemption (the “Redemption Price”).

No notice of redemption or other act or formality on the part of the Corporation shall be required to redeem the Redeemable Preferred Shares.

Payment of the Redemption Price shall be satisfied by the delivery to each holder of Redeemable Preferred Shares being redeemed pursuant to the provisions of this Section II, of one fully paid and non-assessable share of the Class Canada Common Stock of Visa Inc. for each Redeemable Preferred Share being redeemed. Following payment of the Redemption Price, the holders of the Redeemable Preferred Shares shall have no rights in or against the Corporation in respect of such shares.

III.	LIQUIDATION.

Redeemable Preferred Shares. In the event of the liquidation or dissolution of the Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding up its affairs, no sum shall be paid to nor shall any assets be distributed among the holders of the common shares until there shall have been paid to the holders of the Redeemable Preferred Shares an amount per share equal to the Redemption Price thereof, plus an amount equal to any dividends then declared thereon and remaining unpaid, and the holders of the Redeemable Preferred Shares shall be entitled to be paid equally and rateably all such moneys out of the assets of the Corporation by preference over and in priority to the holders of the common shares.

Common Shares. In the event of the liquidation or dissolution of the Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding up its affairs and subject to the prior right of the holders of the Redeemable Preferred Shares, the remaining assets and funds of the Corporation shall be divided among and paid to the holders of the common shares.

IV.	VOTING.

Redeemable Preferred Shares. The holders of the Redeemable Preferred Shares shall not be entitled to receive notice of or to attend and vote at meetings of shareholders of the Corporation.

Common Shares. The holders of the common shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Corporation (other than meetings of the holders of another class of shares) and shall have on a poll one vote in respect of each outstanding common share held by them.

07121 (08/2005)

4

9.	The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:

L’émission, le transfert ou la propriété d’actions est/n’est pas restraint. Les restrictions, s’il y a lieu, sont les suivantes:

The shares of the Corporation shall not be transferred without the consent of either (i) the directors evidenced by a resolution passed or signed by them and recorded in the books of the Corporation or (ii) the holders of a majority in number of the outstanding voting shares of the Corporation.

10.	Other provisions, (if any):

Autres dispositions, s’il y a lieu:

Securities of the Corporation, other than shares and non-convertible debt securities, shall not be transferred without compliance with the restrictions on transfer contained in the applicable securityholders’ agreement or, absent any such restrictions, shall not be transferred without the consent of the Secretary of the Corporation.

11.	The statements required by subsection 178(2) of the Business Corporations Act are attached as Schedule “A”.

Les déclarations exigées aux termes du paragraphe 178(2) de la Loi sur les sociétés par actions constituent l’annexe A.

12.	A copy of the amalgamation agreement or directors’ resolutions (as the case may be) is/are attached as Schedule “B”.

Une copie de la convention de fusion ou les résolutions des administrateurs (selon le cas) constitue(nt) l’annexe B.

07121 (08/2005)

5

These articles are signed in duplicate.

Les présents statuts sont signés en double exemplaire.

Names of the amalgamating corporations and signatures and descriptions of office of their proper officers.

Dénomination sociale des sociétés qui fusionnent, signature et fonction de leurs dirigeants régulièrement désignés.

VISA CANADA INC.

By
Mitchell S. Wolfe, Senior Vice-President,
General Counsel and Secretary

1734313 ONTARIO INC.

By
Mitchell S. Wolfe, Secretary

07121 (08/2005)

6

SCHEDULE “A”

STATEMENT

pursuant to Section 178(2)

Business Corporations Act (Ontario)

I, Mitchell S. Wolfe, of 30 Wellington Street East, Suite 202, Toronto, Ontario, M5E 1S3, hereby certify and state as follows:-

1.	This Statement is made pursuant to subsection 178(2) of the Business Corporation Act (Ontario) and is intended to be attached to the Articles of Amalgamation of Visa Canada Inc. (“VCI”) and 1734313 Ontario Inc. (“1734313”), the Corporations amalgamating and continuing as one corporation under the name of VISA CANADA INC. (the “Amalgamated Corporation”).

2.	I am an officer of each of VCI and 1734313 and as such have knowledge of its affairs.

3.	I have conducted such examinations of the books and records of each of VCI and 1734313 as are necessary to enable me to make the statements set forth in this Statement.

4.	There are reasonable grounds for believing that

(i)	Each of VCI and 1734313 is, and the Amalgamated Corporation will be, able to pay its liabilities as they become due; and

(ii)	The realizable value of the Amalgamated Corporation’s assets will not be less than the aggregate of its liabilities and stated capital of all classes.

5.	There are reasonable grounds for believing that no creditor of VCI and 1734313 will be prejudiced by the amalgamation.

This Statement is made this • day of •, 2007.

Mitchell S. Wolfe

TAB 19

VISA INC. 2007 EQUITY INCENTIVE COMPENSATION PLAN

The Chairman noted to the meeting that in the context of the Restructuring the Association is called upon to approve the Visa Inc. 2007 Equity Incentive Compensation Plan. In this regard he requested such approval.

Upon motion duly made, seconded, and unanimously carried, it was

RESOLVED, that the Visa Inc. 2007 Equity Incentive Compensation Plan be approved.